Form 10-K, Exhibit 13
period 1996-12-31
YAHOO INC
filed 1997-03-31
CIK 1011006

                                  EXHIBIT 13.1

PORTIONS OF THE 1996 ANNUAL REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA
                                                        YEAR ENDED DECEMBER 31,
                                                           1996           1995*
STATEMENTS OF OPERATIONS DATA:
   Net revenues                                    $ 19,073,000    $  1,363,000
   Gross profit                                      15,997,000       1,180,000
   Sales and marketing expenses                      13,825,000         738,000
   Product development expenses                       4,461,000         242,000
   General and administrative expenses                4,516,000         880,000
   Net loss                                          (2,334,000)       (634,000)
   Net loss per share                              $      (0.09)   $      (0.03)
   Shares used in computing net loss per share       25,444,000      22,541,000

BALANCE SHEETS DATA:
   Cash, cash equivalents, and short and
     long-term investments                         $102,302,000    $  5,297,000
   Working capital                                   89,885,000       5,264,000
   Total assets                                     110,255,000       6,298,000
   Shareholders' equity                            $102,075,000    $  5,450,000

* PERIOD COMPRISED OF ONLY TEN MONTHS FROM MARCH 5, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995.



FINANCIAL INFORMATION BY QUARTER

                                   FIRST       SECOND        THIRD       FOURTH
(UNAUDITED)                      QUARTER      QUARTER      QUARTER      QUARTER
1996
Net revenues                  $1,733,000  $ 3,274,000  $ 5,515,000   $8,551,000
Gross profit                   1,566,000    2,754,000    4,477,000    7,200,000
Net income (loss)                 81,000   (1,366,000)  (1,145,000)      96,000
Net income (loss) per share   $     0.00  $     (0.05) $     (0.04)  $     0.00

1995
Net revenues                           -  $         -  $   288,000   $1,075,000
Gross profit                           -      (26,000)     243,000      963,000
Net income (loss)                      -     (355,000)    (371,000)      92,000
Net income (loss) per share            -  $     (0.02) $     (0.02)  $     0.01

THE SECOND QUARTER OF 1995 INCLUDES THE COMPANY'S RESULTS FOR THE PERIOD FROM MARCH 5, 1995 (INCEPTION) THROUGH JUNE 30, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE DISCUSSION IN THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AND THE RISKS DISCUSSED UNDER THE CAPTION, "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996 (A COPY OF WHICH IS AVAILABLE UPON REQUEST FROM THE COMPANY).

OVERVIEW

Yahoo! offers branded Internet navigational services that are among the most widely used guides to information and discovery on the World Wide Web (the "Web"). From March 5, 1995 (Inception) to December 31, 1996, the Company's operating activities related primarily to recruiting personnel, raising capital, purchasing operating assets, performing product development and investing in sales and marketing programs. The Company commenced selling advertisements on its Web pages and recognized its initial revenues in August 1995.
     The Company's revenues are derived principally from the sale of advertisements on short-term contracts. The Company's standard rates for advertising currently range from $0.02 to $0.06 per impression. To date, the duration of the Company's advertising commitments has ranged from one week to one year. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of YAHOO!. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. Deferred revenue is comprised of billings in excess of recognized revenue relating to advertising contracts.
     The Company has an extremely limited operating history, and its prospects are subject to the risks, expenses, and difficulties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. To address these risks, the Company must, among other things, continue to respond to competitive developments, continue to develop and extend the "Yahoo!" brand, attract, retain, and motivate qualified personnel, implement and successfully execute its advertising sales strategy, develop and market additional media properties, and develop and upgrade its technologies. There can be no assurance that the Company will be successful in addressing such risks. As of December 31, 1996, the Company had an accumulated deficit of $2,968,000. The extremely limited operating history of the Company makes the prediction of future results of operations difficult or impossible and, therefore, the recent revenue growth experienced by the Company should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. The Company believes that period to period comparisons of its operating results are not meaningful and the results for any period should not be relied upon as an indication of future performance. Although the Company reported a nominal profit for the quarter ended December 31, 1996, the Company plans to significantly increase its operating expenses to expand its sales and marketing operations, to fund greater levels of product development, and to develop and commercialize additional media properties. As a result of these factors, there can be no assurance that the Company will not incur significant losses on a quarterly and annual basis for the foreseeable future.
     As a result of the Company's extremely limited operating history, the Company does not have historical financial data for any significant period of time on which to base planned operating expenses. The Company's expense levels are based in part on its expectations concerning future revenue and to a large extent are fixed. Accordingly, the cancellation or deferral of a small number of advertising contracts or inability to achieve contractual levels of impressions could have a material adverse effect on the Company's business, operating results, or financial condition. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to the Company's expectations would have an immediate adverse effect on the Company's business, operating results, and financial condition. In addition, the Company plans to significantly increase its operating expenses to expand its sales and marketing operations, to fund greater levels of product development, and to develop and commercialize additional media properties. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results, and financial condition will be materially and adversely affected.
     The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the level of usage of the Internet, demand for Internet advertising, seasonal trends in Internet usage and advertising placements, the level of user traffic on YAHOO! and the Company's other online media properties, the advertising budgeting cycles of individual advertisers, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products or services by the Company or its competitors, pricing changes in the industry, technical difficulties with respect to the use of current and planned YAHOO! properties, general economic conditions, and economic conditions specific to the Internet and online media. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company also expects that, in the future, it will experience seasonality in its business with advertising impressions (and therefore revenues) being lower during the summer and year-end vacation and holiday periods, when usage of the Web and the Company's services decline.
Additionally, seasonality may also affect the amount of customer advertising dollars placed with the Company in the first and third quarters of a calendar year. Due to all of the foregoing factors, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.
     Because the Company was engaged primarily in product development during the period from inception (March 5, 1995) to December 31, 1995, and only recognized a comparatively insignificant amount of revenues during this period, and because of the significant growth in operating expenses from such period, as compared to the year ended December 31, 1996, the Company believes that a comparison of operating results for the period from inception (March 5, 1995) to December 31, 1995 versus the year ended December 31, 1996 is not meaningful.

RESULTS OF OPERATIONS

NET REVENUES. Net revenues were $19,073,000 for the year ended December 31, 1996. For the quarter ended December 31, 1996, net revenues were $8,551,000, an increase of 55% from the third quarter ended September 30, 1996 due primarily to an increase in the number of advertisers from 340 in the quarter ended September 30, 1996 to 550 in the quarter ended December 31, 1996. Many of the Company's customers purchase advertisements on a short-term basis. There can be no assurance that customers will continue to purchase advertising on the Company's Web pages. During the year ended December 31, 1996, SOFTBANK Corporation, a 36% shareholder of the Company, purchased directly and through SOFTBANK affiliates (including companies in which SOFTBANK has invested) $2,075,000 of advertising at rates which are comparable with other large customers.

COST OF REVENUES. Cost of revenues consists of the expenses associated with the production and usage of the Company's online navigational guides. These costs primarily consist of fees paid to third parties for content included in the guides, Internet connection charges, equipment depreciation, and compensation. Cost of revenues were $3,076,000 for the year ended December 31, 1996, or 16% of net revenues. For the quarter ended December 31, 1996, cost of revenues were $1,351,000, or 16% of net revenues. For the quarter ended September 30, 1996, cost of revenues were $1,038,000, or 19% of net revenues. The $313,000 increase in cost of revenues from the quarter ended September 30, 1996 was primarily attributable to an increase in the quantity of content available on the Company's online navigational guide YAHOO! and other Internet navigational services, and increased usage of YAHOO! branded properties and the Company's other Internet navigational services. The Company anticipates that its content and Internet connection expenses will increase with the quantity and quality of content available on the Company's Internet navigational services, and increased usage of Company's Internet navigational services. As measured in page views (defined as electronic page displays), the Company delivered an average of over 20 million page views per day in December 1996, compared with an average of approximately 6 million page views per day in February 1996. The Company anticipates that its content and Internet connection expenses as a percentage of revenue will increase for the foreseeable future, resulting in lower gross margins as a percentage of revenue.

OPERATING EXPENSES. The Company's operating expenses have increased significantly since the Company's inception. This trend reflects the costs associated with the formation of the Company, the development of infrastructure, the marketing and promotion of the Company's brand name, and increased efforts to commercialize the Company's products and services. The Company believes that continued expansion of its operations is essential to enhance and extend the YAHOO! main site, establish branded properties in targeted markets, and expand the Company's user and advertising base. As a consequence, the Company intends to continue to significantly increase expenditures in all operating areas.

SALES AND MARKETING. Sales and marketing expenses were $13,825,000 for the year ended December 31, 1996, or 72% of net revenue. For the quarter ended December 31, 1996, sales and marketing expenses were $5,660,000, or 66% of net revenue as compared to $4,015,000, or 73% of net revenue for the quarter ended September 30, 1996. The increase of $1,645,000 from the quarter ended September 30, 1996 is primarily attributable to increased commissions associated with the $3,036,000 increase in revenue and additional compensation expense associated with increased direct sales personnel.

Sales and marketing expenses consist primarily of Netscape Preferred Provider costs, advertising commissions, sales commissions, compensation, television advertising, public relations, travel, and costs of promotional materials. The Company anticipates that sales and marketing expenses will increase in future periods in absolute dollars as it continues to pursue an aggressive brand building strategy and continues to build a direct sales organization. In addition, in March 1996, the Company entered into an agreement with Netscape whereby it was designated as one of five "Premier Providers." Under the terms of this agreement, the Company is required to make payments totaling $5,000,000 over the course of the one year term of this agreement, which commenced in mid-April 1996. There can be no assurance that Netscape will offer such a program in April 1997 or, if so, they materially increase the fee. In the future, other leading Web sites, browser providers, and other distribution channels may also require payments or other consideration in return for listing YAHOO! or other online properties of the Company.

PRODUCT DEVELOPMENT. Product development expenses were $4,461,000 for the year ended December 31, 1996, or 23% of net revenue. For the quarter ended December 31, 1996, product development expenses were $1,732,000, or 20% of net revenue as compared to $1,362,000, or 25% of net revenue for the quarter ended September 30, 1996. The increase of $370,000 from the quarter ended September 30, 1996 is primarily attributable to the development of new online media properties and the addition of engineers. Product development expenses consist primarily of employee compensation relating to developing and enhancing the features and functionality of YAHOO! and other online media properties. To date, all product development costs have been expensed as incurred. The Company believes that significant investments in product development are required to remain competitive. As a consequence, the Company intends to incur increased product development expenditures in absolute dollars in future periods.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $4,516,000 for the year ended December 31, 1996, or 24% of net revenue. For the quarter ended December 31, 1996, general and administrative expenses were $1,594,000, or 19% of net revenue as compared to $1,673,000, or 30% of net revenue for the quarter ended September 30, 1996. The decrease of $79,000 from the quarter ended September 30, 1996 is primarily attributable to a lower level of professional services being provided. General and administrative expenses consist primarily of compensation and fees for professional services. The Company believes that the absolute dollar level of general and administrative expenses will increase in future periods, as a result of increased staffing, fees for professional services, and costs associated with registering the Company's trademarks in various countries.

INVESTMENT INCOME, NET. Investment income, net of investment expense, was $3,931,000 for the year ended December 31, 1996. For the quarter ended December 31, 1996, investment income was $1,508,000 as compared to $1,262,000 for the quarter ended September 30, 1996. The increase of $246,000 from the quarter ended September 30, 1996 is primarily attributable to an higher average rate of return on investments. Investment income in future periods may fluctuate as a result of fluctuations in average cash balances maintained by the Company and changes to market rates for investments.

MINORITY INTERESTS IN LOSSES FROM OPERATIONS OF CONSOLIDATED SUBSIDIARIES. During the second half of 1996, the Company entered into two separate joint venture agreements (Yahoo! Marketplace and Yahoo! Europe) whereby the Company holds a majority interest in the subsidiaries under both agreements. Minority interests in losses from operations of these consolidated subsidiaries were $540,000 for the year ended December 31, 1996. For the quarter ended
December 31, 1996, minority
interests in losses from operations of consolidated subsidiaries were $374,000 as compared to $166,000 for the quarter ended September 30, 1996. The increase of $208,000 from the quarter ended September 30, 1996 is attributable to increased losses from operations of consolidated subsidiaries. Because these subsidiaries are still in the early stages of development, minority interests in losses from operations of consolidated subsidiaries will continue to fluctuate in future periods as do the results from consolidated subsidiaries. When and if the consolidated subsidiaries become profitable, the minority interests elimination on the statement of operations will have an adverse effect on the Company's net result.

INCOME TAXES. No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1996. At December 31, 1996, the Company had approximately $5,900,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards expire in 2010. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. At December 31, 1996, the effect of such limitation, if imposed, is not expected to be material.

LIQUIDITY AND CAPITAL RESOURCES

Yahoo! invests predominantly in instruments that are highly liquid, of high quality investment grade, and predominantly have maturities of less than one year with the intent to make such funds readily available for operating purposes. For the year ended December 31, 1996, cash provided by operating activities of $436,000 was primarily due to increases in accrued liabilities and expenses of $3,975,000, deferred revenues of $1,055,000, accounts payable of $972,000, and amounts due to related parties of $948,000, offset by increases in accounts receivable of $3,833,000 and prepaid expenses of $353,000, and the net loss of $2,334,000.
     Capital expenditures for the year ended December 31, 1996 totaled $2,427,000 and are expected to significantly increase in future periods.
Capital expenditures have generally been comprised of purchases of computer hardware and software as well as leasehold improvements related to leased facilities.
     For the year ended December 31, 1996, cash provided by financing activities of $99,725,000 was primarily due to the March 1996 issuance of 5,100,000 shares of Mandatorily Redeemable Convertible Series C Preferred Stock for aggregate proceeds of $63,750,000 and the April 1996 initial public offering of 2,990,000 shares of Common Stock for net proceeds of $35,043,000. Additionally, proceeds of $1,050,000 were received from minority investors.
     The Company currently has no material commitments other than those under operating leases. The Company has experienced a substantial increase in its capital expenditures and operating lease arrangements in 1996 consistent with increased staffing and anticipates that this will continue in the future. At December 31, 1996, the Company had one payment remaining under the agreement with Netscape totaling $1,500,000. Management believes existing cash and investments will be sufficient to meet the Company's operating requirements for at least the next twelve months. Thereafter, the Company may sell additional equity or debt securities or obtain credit facilities. The sale of additional equity or convertible debt securities will result in additional dilution to the Company's shareholders.

CONSOLIDATED BALANCE SHEETS
                                                             DECEMBER 31,
                                                             1996          1995
ASSETS
Current assets:
   Cash and cash equivalents                         $ 31,865,000    $5,297,000
   Short-term investments in marketable securities     60,689,000            --
   Accounts receivable, net of allowance of
      $600,000 and $82,000                              4,648,000       815,000
   Prepaid expenses                                       353,000            --
                                                     ------------    ----------
      Total current assets                             97,555,000     6,112,000

Long-term investments in marketable securities          9,748,000            --
Property and equipment, net                             2,223,000       186,000
Investment in unconsolidated joint venture                729,000            --
                                                     ------------    ----------
                                                     $110,255,000    $6,298,000
                                                     ------------    ----------
                                                     ------------    ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                  $    992,000    $   20,000
   Accrued expenses and other current liabilities       4,367,000       520,000
   Deferred revenue                                     1,229,000       174,000
   Due to related parties                               1,082,000       134,000
                                                     ------------    ----------
      Total current liabilities                         7,670,000       848,000

Commitments and contingencies (Note 7)
Minority interests in consolidated subsidiaries           510,000            --

Shareholders' equity:
   Convertible Preferred Stock, $0.001 par value; none
      and 7,750,072 shares authorized; none and
      7,738,072 issued and outstanding                         --         8,000
   Preferred Stock, $0.001 par value; 10,000,000 and no
      shares authorized; none issued and outstanding           --            --
   Common Stock, $0.001 par value; 150,000,000 and
      50,000,000 shares authorized; 26,577,175 and
      10,252,726 issued and outstanding                    17,000            --
   Additional paid-in capital                         105,026,000     6,076,000
   Accumulated deficit                                 (2,968,000)     (634,000)
                                                     ------------    ----------
      Total shareholders' equity                      102,075,000     5,450,000
                                                     ------------    ----------
                                                     $110,255,000    $6,298,000
                                                     ------------    ----------
                                                     ------------    ----------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                  MARCH 5, 1995
                                                  YEAR ENDED     (INCEPTION) TO
                                                DECEMBER 31,       DECEMBER 31,
                                                        1996               1995

Net revenues                                     $19,073,000         $1,363,000
Cost of revenues                                   3,076,000            183,000
                                                 -----------         ----------
   Gross profit                                   15,997,000          1,180,000

Operating expenses:
      Sales and marketing                         13,825,000            738,000
      Product development                          4,461,000            242,000
      General and administrative                   4,516,000            880,000
                                                 -----------         ----------
         Total operating expenses                 22,802,000          1,860,000
                                                 -----------         ----------

Loss from operations                              (6,805,000)          (680,000)
Investment income, net                             3,931,000             46,000
Minority interests in losses from operations
      of consolidated subsidiaries                   540,000                  -
                                                 -----------         ----------

Loss before income taxes                          (2,334,000)          (634,000)

Provision for income taxes                                 -                  -
                                                 -----------         ----------

Net loss                                         $(2,334,000)         $(634,000)
                                                 -----------         ----------
                                                 -----------         ----------

Net loss per share                                    ($0.09)            ($0.03)
                                                 -----------         ----------
                                                 -----------         ----------

Weighted average common shares and equivalents    25,444,000         22,541,000



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                         Convertible
                                       Preferred Stock                Common Stock         Additional
                                --------------------------   --------------------------       Paid-In    Accumulated
                                   Shares         Amount         Shares         Amount        Capital        Deficit          Total
Issuance of Common Stock
  in connection with the
  formation of the Company             --       $     --     10,000,000        $    --   $         --    $        --   $         --
Issuance of Series A
  Convertible Preferred
  Stock at $0.20 per share      5,200,000          5,000             --             --      1,018,000             --      1,023,000
Issuance of Common Stock               --             --         63,326             --          1,000             --          1,000
Issuance of options to
  consultants in exchange
  for services                         --             --             --             --         75,000             --         75,000
Issuance of Series B
  Convertible Preferred
  Stock at $1.97 per share      2,538,072          3,000             --             --      4,978,000             --      4,981,000
Issuance of Common Stock
  pursuant to exercise of
  options                              --             --        189,400             --          4,000             --          4,000
Net loss                               --             --             --             --             --       (634,000)      (634,000)
                              -----------------------------------------------------------------------------------------------------
Balance at December 31, 1995    7,738,072          8,000     10,252,726             --      6,076,000       (634,000)     5,450,000

Issuance of Mandatorily
  Redeemable Convertible
  Series C Preferred Stock
  at $12.50 per share           5,100,000          5,000             --             --     63,745,000             --     63,750,000
Issuance  of Common Stock,
  net of issuance costs of
  $1,192,000                           --             --      2,990,000          3,000     35,040,000             --     35,043,000
Conversion Convertible
  Preferred Stock to Common
  Stock                       (12,838,072)       (13,000)    12,838,072         13,000             --             --             --
Issuance of Common Stock
  pursuant to exercise of
  options                              --             --        496,377          1,000          9,000             --         10,000
Compensation expense on
  option grants                        --             --             --             --        156,000             --        156,000
Net loss                               --             --             --             --             --     (2,334,000)    (2,334,000)
                              -----------------------------------------------------------------------------------------------------
Balance at December 31, 1996           --       $     --     26,577,175        $17,000   $105,026,000    $(2,968,000)  $102,075,000
                              -----------------------------------------------------------------------------------------------------
                              -----------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            MARCH 5, 1995
                                                              YEAR ENDED   (INCEPTION) TO
                                                            DECEMBER 31,     DECEMBER 31,
                                                                    1996             1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                 $  (2,334,000)      $ (634,000)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation                                                 390,000          133,000
    Compensation expense on stock option grants                  156,000                -
    Minority interests in losses from operations of
      consolidated subsidiaries                                 (540,000)               -
    Changes in assets and liabilities:
      Accounts receivable, net                                (3,833,000)        (815,000)
      Prepaid expenses                                          (353,000)               -
      Accounts payable                                           972,000           20,000
      Accrued expenses and other current liabilities           3,975,000          392,000
      Deferred revenue                                         1,055,000          174,000
      Due to related parties                                     948,000          134,000
                                                           -------------       ----------
Net cash provided by (used in) operating activities              436,000         (596,000)
                                                           -------------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                       (2,427,000)        (107,000)
  Purchases of investments in marketable securities         (113,285,000)               -
  Proceeds from sales and maturities of investments
    in marketable securities                                  42,848,000                -
  Investment in unconsolidated joint venture                    (729,000)               -
                                                           -------------       ----------
Net cash used by investing activities                        (73,593,000)        (107,000)
                                                           -------------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Common Stock, net                 35,053,000            5,000
  Proceeds from issuance of Convertible Preferred Stock       63,750,000        6,004,000
  Proceeds from minority investors                             1,050,000                -
  Repayment of lease obligations                                (128,000)          (9,000)
                                                           -------------       ----------
Net cash provided by financing activities                     99,725,000        6,000,000
                                                           -------------       ----------

Net change in cash and cash equivalents                       26,568,000        5,297,000
Cash and cash equivalents at beginning of period               5,297,000                -
                                                           -------------       ----------

Cash and cash equivalents at end of period                 $  31,865,000       $5,297,000
                                                           -------------       ----------
                                                           -------------       ----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for interest                                   $           -       $    4,000
                                                           -------------       ----------
                                                           -------------       ----------
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS:
  Acquisition of property and equipment through
  capital leases                                           $           -       $  137,000
                                                           -------------       ----------
                                                           -------------       ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY. Yahoo! Inc. (the "Company") develops and maintains YAHOO!, a branded Internet navigational service that is among the most widely used guides for information and discovery on the World Wide Web. The Company was incorporated in California on March 5, 1995 and commenced operations on that date. The Company conducts its business within one industry segment.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Yahoo! Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The equity and loss from operations attributable to the minority shareholder interests which related to the Company's foreign and domestic subsidiaries, are shown separately in the balance sheets and statements of operations, respectively. Losses in excess of the minority interest equity are charged against the Company. Investments in entities owned 20% or more but less than majority owned and not otherwise controlled by the Company are accounted for under the equity method.
     The consolidated financial statements are presented in accordance with the accounting principles generally accepted in the United States.

REVENUE RECOGNITION. The Company derives substantially all of its revenues from the sale of advertisements on short-term contracts. The Company's standard rates for advertising currently range from $0.02 to $0.06 per impression. To date, the duration of the Company's advertising commitments has ranged from one week to one year. Advertising revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions," or times that an advertisement appears in page views downloaded by users of YAHOO!. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression levels are achieved. Deferred revenue is comprised of billings in excess of recognized revenue relating to advertising contracts. During 1996, SOFTBANK, a 36% shareholder of the Company, and its related companies accounted for approximately 12% of net revenues. During the period from March 5, 1995 (Inception) to December 31, 1995, another company accounted for approximately 11% of net revenues. International revenues were not material in any period presented. License and royalty revenues are recognized as amounts are earned under the terms of applicable agreements, provided no significant Company obligations exist and collection of the resulting receivable is probable.
     Revenues from barter transactions are recognized during the period in which the advertisements are displayed in YAHOO!. Barter transactions are recorded at the lower of estimated fair value of the goods or services received or the estimated fair value of the advertisements given. To date, barter transactions have been insignificant.

PRODUCT DEVELOPMENT. Costs incurred in the classification and organization of listings within YAHOO! and the development of new products and enhancements to existing products are charged to expense as incurred.
     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

ADVERTISING COSTS. Advertising costs are recorded as expense the first time an advertisement appears. Advertising expense totaled $3,801,000 for 1996 and $126,000 for the period from March 5, 1995 (Inception) through December 31, 1995.

CASH, CASH EQUIVALENTS, SHORT AND LONG-TERM INVESTMENTS. The Company invests certain of its excess cash in debt instruments of the U.S. Government, its agencies, and high-quality corporate issuers. All highly liquid instruments with an original maturity of three months or less are considered cash equivalents; those with original maturities greater than three months and current maturities less than twelve months from the balance sheet date are considered short-term investments, and those with maturities greater than twelve months from the balance sheet date are considered long-term investments.
     At December 31, 1996, short-and long-term investments were classified as available-for-sale and consisted of 64% corporate debt securities, 26% debt securities of the U.S. Government and its agencies, and 10% foreign debt securities. All long-term investments are due within five years. At December 31, 1996, the fair value of the investments approximated cost. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date. At December 31, 1995, the Company did not hold any short or long-term investments.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, short and long-term investments, and accounts receivable. Substantially all of the Company's cash, cash equivalents, short and long-term investments are managed by two financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses; historically, such losses have been immaterial and within management's expectations. At December 31, 1996, no one customer accounted for 10% or more of the accounts receivable balance. At December 31, 1995, two customers accounted for a total of 21% of the accounts receivable balance.

PROPERTY AND EQUIPMENT. Property and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years.

INCOME TAXES. Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

FOREIGN CURRENCY. The functional currency of the Company's subsidiaries in the United Kingdom, Germany, and France is the local currency. The financial statements of these subsidiaries are translated to United States dollars using year-end rates of exchange for assets and liabilities, and average rates for the year for revenues, costs, and expenses. Translation gains and losses, which were insignificant at December 31, 1996, are deferred and accumulated as a component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during the periods presented.

NET LOSS PER SHARE. Net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method or the modified treasury stock method, whichever applies). Common equivalent shares are excluded from the computation if their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletin, the convertible preferred stock (using the if-converted method) and common equivalent shares (using the treasury stock method and the assumed public offering price) issued subsequent to March 5, 1995 through April 11, 1996 have been included in the computation as if they were outstanding for all periods presented.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATION. Certain prior period balances have been reclassified to conform with current period presentation.

BENEFIT PLAN. The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") for its full time employees. Each participant in the 401(k) Plan may elect to contribute from 1% to 17% of his or her annual compensation to the 401(k) Plan. The Company matches employee contributions at a rate of 25%. Employee contributions are fully vested, whereas vesting in matching Company contributions occurs at a rate of 33.3% per year of employment. All contributions to the 401(k) Plan are invested at the employee's discretion in eight separate funds. During 1996, the Company's contribution amounted to $81,000, all of which was expensed.

NOTE 2 - BALANCE SHEET COMPONENTS

                                                             DECEMBER 31,
                                                             1996          1995

Property and equipment:
    Computers and equipment                            $1,520,000      $239,000
    Furniture and fixtures                                861,000         2,000
    Leasehold improvements                                290,000         3,000
                                                       ----------      --------
                                                        2,671,000       244,000
    Less: accumulated depreciation                       (448,000)      (58,000)
                                                       ----------      --------
                                                       $2,223,000      $186,000
                                                       ----------      --------
                                                       ----------      --------
Accrued expenses and other current liabilities:
    Accrued vacation, wages, and other
        employee benefits                              $  894,000      $110,000
    Accrued professional service expenses                 706,000        48,000
    Accrued content costs                                 554,000            --
    Other                                               2,213,000       362,000
                                                       ----------      --------
                                                       $4,367,000      $520,000
                                                       ----------      --------
                                                       ----------      --------


NOTE 3 - RELATED PARTY TRANSACTIONS

During July 1995, the Company entered into an agreement with a holder of approximately 2% of the Company's Common Stock at December 31, 1996 whereby the shareholder granted the Company a license for trademarks and intellectual property rights for inclusion in YAHOO!. The Company agreed to share with the shareholder certain advertising revenue earned from YAHOO! pages where the shareholder's data appears. The amount of advertising revenue allocated to the shareholder varies based upon the location of pages within YAHOO! and the level of customer usage of the supplied data. During 1996, the Company paid approximately $375,000 to the shareholder under this agreement and the amount due to the shareholder at December 31, 1996 was $186,000. During the period from March 5, 1995 (Inception) through December 31, 1995, no amount was paid to the shareholder under the agreement and the amount due to the shareholder at December 31, 1995 was $35,000. The shareholder also pays certain fees for the maintenance of YAHOO! pages where its data appears. During 1996 and the period from March 5, 1995 (Inception) through December 31, 1995, the Company recognized $20,000 and $30,000, respectively, of maintenance revenue relating to the agreement.
    During 1996, the Company recognized net revenues of approximately $2,075,000 on advertising contracts placed by SOFTBANK and its related companies, a 36% shareholder of the Company at December 31, 1996. Contracted prices on these orders are comparable to those given to other major customers of the Company. During 1996, the Company also recognized publication revenues from a subsidiary of SOFTBANK of approximately $200,000 and development and licensing revenues of approximately $85,000. Additionally, a sales representative firm which is a subsidiary of SOFTBANK has provided services to the Company totaling approximately $2,300,000 and $177,000 during 1996 and 1995, respectively. The amount due to the firm for services rendered totaled $896,000 at December 31, 1996 and $99,000 at December 31, 1995. Additionally, the Company entered into two separate joint venture agreements with SOFTBANK during 1996 (see Note 4 below).


NOTE 4 - JOINT VENTURES

YAHOO! JAPAN. During April 1996, the Company signed a joint venture agreement with SOFTBANK, a 36% shareholder of the Company at December 31, 1996, whereby Yahoo! Japan Corporation was formed to establish and manage in Japan a Japanese version of the YAHOO! Internet Guide, develop related Japanese on-line navigational services, and conduct other related business. The Company's ownership interest in the joint venture is 40% and is being accounted for using the equity method. At December 31, 1996, the Company's investment in the joint venture was $729,000, which was also the Company's initial investment. There is no commitment on either company's behalf to invest additional cash in the joint venture.

YAHOO! MARKETPLACE. On August 26, 1996, the Company entered into agreements with Visa International Service Association (VISA) and another party to establish a new company, Yahoo! Marketplace, to develop and operate a navigational service focused on information and resources for the purchase of consumer products and services over the Internet. The parties have agreed to invest a total of up to $3,000,000 in proportion to their respective equity interests, and as of December 31, 1996, had invested $1,000,000. The Company currently owns approximately 55% of the equity interest in Yahoo! Marketplace, and therefore, has consolidated the financial results. Additionally, the Company holds two options to acquire a further 9% interest in Yahoo! Marketplace for $3,600,000 and $7,000,000 which expire in August 1997 and August 1998, respectively. During 1996, Yahoo! Marketplace incurred losses from operations of $637,000. At December 31, 1996, $163,000 of the minority interest on the balance sheet represents VISA's interest in the net assets of Yahoo! Marketplace. In connection with this agreement, the Company has issued to VISA for a purchase price of $50,000 a warrant to purchase 350,000 shares of the Company's Common Stock at an exercise price of $12.50 per share, which warrant is exercisable during a two year period commencing in March 1997.

YAHOO! EUROPE. On November 1, 1996, the Company signed a joint venture agreement with a subsidiary of SOFTBANK, a 36% shareholder of the Company at December 31, 1996, whereby separate companies were formed in Germany, the United Kingdom, and France to establish and manage versions of the YAHOO! Internet Guide for Germany, the United Kingdom, and France, develop related on-line navigational services, and conduct other related business. The parties have agreed to invest a total of up to $4,000,000 in proportion to their respective equity interests, and as of December 31, 1996, had invested $2,000,000. The Company has a majority share of approximately 70% in each of the Yahoo! Europe entities, and therefore, has consolidated the financial results. During 1996, Yahoo! Europe incurred losses from operations of $842,000. At December 31, 1996, $347,000 of the minority interest on the balance sheet represents SOFTBANK's interest in the net assets of Yahoo! Europe.


NOTE 5 - SHAREHOLDERS' EQUITY

STOCK SPLIT. On March 6, 1996, the Board of Directors authorized a 2-for-1 stock split (the "Stock Split") of the Company's Preferred Stock and Common Stock. All references to the number of shares of Preferred Stock, Common Stock, and per share amounts have been retroactively restated in the accompanying financial statements to reflect the effect of the Stock Split.

COMMON STOCK. On April 11, 1996, the Company completed its initial public offering of 2,990,000 shares of its Common Stock. Net proceeds to the Company aggregated approximately $35,043,000. As of the closing date of the offering, all of the Convertible Preferred Stock and Mandatorily Redeemable Convertible Preferred Stock outstanding was converted into an aggregate of 12,850,072 shares of Common Stock. The Company has the right to repurchase, at the original issue price, a declining percentage of certain of the common shares issued to employees under written agreements with such employees. The Company's right to repurchase such stock declines on a percentage basis over four years based on the length of the employees' continual employment with the Company. At December 31, 1996, 3,055,555 shares of common stock were subject to repurchase by the Company.

PREFERRED STOCK. At December 31, 1996, the Company has authorized 10,000,000 shares of undesignated preferred stock. At December 31, 1995, the Company had authorized 7,750,072 shares of preferred stock, of which 5,212,000 shares had been designated Series A Convertible Preferred Stock ("Series A") and 2,538,072 shares had been designated Series B Convertible Preferred Stock ("Series B").
At December 31, 1995, 5,200,000 of Series A and 2,538,072 of Series B were issued and outstanding. Holders of Series A and B were entitled to receive noncumulative, preferential dividends of $0.025 and $0.24625, respectively, per annum, when and if declared by the Board of Directors. No such dividends were declared. In the event of liquidation or sale of the Company, Series A and B shareholders were entitled to a per share distribution in preference to common shareholders equal to the original issue price per share of $0.20 and $1.97, respectively, plus any declared but unpaid dividends. During March 1996, the Company entered into an agreement to sell 5,100,000 shares of Mandatorily Redeemable Convertible Series C Preferred Stock ("Series C") at a price of $12.50 per share for aggregate proceeds of $63,750,000. The holder of Series C was entitled to receive cumulative, preferential dividends of $0.625 per annum, payable on March 31 of each year, commencing March 31,1997. The holder of Series C was also entitled to receive dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held by the holder of Series C, assuming conversion of all Series C into Common Stock. No such dividends on Common Stock have been declared. In the event of liquidation or sale of the Company, the Series C shareholder was entitled to a per share dis-tribution in preference to common shareholders equal to the original issue price of $12.50 per share plus any accrued and unpaid dividends. On April 11, 1996, the Company completed its initial public offering of its Common Stock. At that time, all issued and outstanding shares of the Company's Convertible Preferred Stock and Mandatorily Redeemable Convertible Preferred Stock were converted into an aggregate of 12,850,072 shares of Common Stock.

STOCK OPTION PLAN. In May 1995, the Board of Directors adopted the 1995 Stock Plan (the "Plan") which originally provided for the grant of up to 5,000,000 incentive stock options, non-qualified stock options, and stock purchase rights. On March 6, 1996, the Board of Directors approved an increase in the number of authorized shares in the Plan to 8,000,000. Under the Plan, incentive stock options may be granted to employees, officers, and directors of the Company and non-qualified stock options and stock purchase rights may be granted to consultants, employees, directors, and officers of the Company. Options granted under the Plan are for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant as determined by the Board of Directors. Options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant as determined by the Board of Directors. Options granted under the Plan generally vest 25% after the first year and ratably each month over the remaining thirty-six month period. Options to purchase 541,831 and 67,500 shares were exercisable at December 31, 1996 and 1995, respectively.

A summary of the Plan's activity is as follows:

                                   AVAILABLE        OPTIONS
                                   FOR GRANT    OUTSTANDING     PRICE PER SHARE

Shares reserved                    5,000,000             --                  --
Options granted                   (3,454,910)     3,454,910       $0.02 - $0.20
Options exercised                         --       (189,400)              $0.02
                                  ----------      ---------     ---------------
Balance at December 31, 1995       1,545,090      3,265,510       $0.02 - $0.20

Additional shares reserved         3,000,000             --                  --
Options granted                   (3,716,343)     3,716,343     $0.20 - $20.875
Options canceled                     281,000       (281,000)    $0.02  - $18.50
Options exercised                         --       (496,377)              $0.02
                                  ----------      ---------     ---------------
Balance at December 31, 1996       1,109,747      6,204,476     $0.02 - $20.875
                                  ----------      ---------     ---------------
                                  ----------      ---------     ---------------


    During the period from January 1996 through April 1996, the Company granted options to purchase an aggregate of 2,300,468 shares of Common Stock at exercise prices ranging from $0.20 to $10.00 per share. Based in part on an independent appraisal obtained by the Company's Board of Directors, $625,000 of compensation expense relating to certain options is to be recognized over the four-year vesting periods of the options, of which, $156,000 was recognized in 1996. During the period from March 5, 1995 (Inception) through December 31, 1995, the Company granted options to purchase 294,400 shares of Common Stock to consultants in exchange for services at an exercise price of $0.02 per share. The Company recorded expense totaling $75,000 during the period from March 5, 1995 (Inception) through December 31, 1995 based on the estimated fair value of the services received.

DIRECTORS' STOCK OPTION PLAN. Effective March 6, 1996, the Board of Directors adopted the 1996 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the issuance of up to 200,000 nonstatutory stock options to nonemployee directors of the Company. Each person who becomes a nonemployee director of the Company after the date of the Company's initial public offering will automatically be granted a nonstatutory option (the "First Option") to purchase 40,000 shares of Common Stock upon the date on which such person first becomes a director. Thereafter, each director of the Company will be granted an annual option (the "Annual Option") to purchase 5,000 shares of Common Stock. Options under the Directors' Plan will be granted at the fair value of the stock and will vest in equal monthly installments over four years, in the case of the First Option, or at the end of four years in the case of the Annual Option. At December 31, 1996, there had been no option grants under the Directors' Plan.

EMPLOYEE STOCK PURCHASE PLAN. Effective March 6, 1996, the Company's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 300,000 shares of Common Stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Common Stock on every January 1st and July 1st. The price of the Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each six month offering period or the specified purchase date. There were no shares issued under the Purchase Plan during 1996.

STOCK COMPENSATION. The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25.
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" which established a fair value based method of accounting for employee stock option plans. The Company has elected to adopt the disclosure method of FAS 123. Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed in FAS 123, the Company's net loss and pro forma net loss per share would have been as follows:


                                        1996           1995

Net loss:
    As reported                 $ (2,334,000)    $ (634,000)
                                ------------     ----------
                                ------------     ----------
    Pro forma                   $ (3,158,000)    $ (636,000)
                                ------------     ----------
                                ------------     ----------

Net loss per share:
    As reported                 $      (0.09)    $    (0.03)
                                ------------     ----------
                                ------------     ----------
    Pro forma                   $      (0.12)    $    (0.03)
                                ------------     ----------
                                ------------     ----------

     Prior to the Company's initial public offering, the fair value of each option grant was determined on the date of grant using the minimum value method. Subsequent to the offering, the fair value was determined using the Black-Scholes model. Except for the volatility assumption which was only used under the Black-Scholes model, the following range of assumptions was used to perform the calculations:


                                    1996                1995

Expected life                  30 months           30 months
Interest rate                5.1% - 6.5%         5.3% - 6.0%
Volatility                           53%      not applicable
Dividend yield                        0%                  0%


     Because additional stock options are expected to be granted each year, the above pro forma disclosures are not representative of pro forma effects on reported financial results for future years.


NOTE 6 - INCOME TAXES

No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1996. The following table sets forth the primary components of deferred tax assets:

                                                        DECEMBER 31,
                                                        1996           1995

Net operating loss and credit carryforwards      $ 2,651,000      $  94,000
Nondeductible reserves and expenses                1,382,000        134,000
Other                                                 86,000             --
                                                 -----------      ---------
Gross deferred tax assets                          4,119,000        228,000
Valuation allowance                               (4,119,000)      (228,000)
                                                 -----------      ---------
                                                 $        --      $      --
                                                 -----------      ---------
                                                 -----------      ---------


     At December 31, 1996 and December 31, 1995, the Company fully reserved its deferred tax assets. The Company believes sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a valuation allowance is required.
     Deferred tax assets and related valuation allowances of approximately $2,400,000 relate to certain U.S. operating loss carryforwards resulting from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision. Additionally, deferred tax assets of $236,000 relate to operating loss carryforwards in various foreign jurisdictions. Certain of these carryforwards will expire if not utilized.

     At December 31, 1996, the Company had approximately $5,900,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards expire in 2010. Additionally, the Company has approximately $6,400,000 of California net operating loss carryforwards for tax reporting purposes which will expire beginning in 2003.
     Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. At December 31, 1996, the effect of such limitation, if imposed, is not expected to be material.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under noncancelable operating lease agreements which expire in June 1998 and January 1999. Future minimum lease payments under noncancelable operating leases with initial terms of one year are $527,000 in 1997, $482,000 in 1998, and $36,000 in 1999 aggregating $1,045,000.
Rent expense under operating leases totaled $350,000 during 1996 and $20,000 for the period from March 5, 1995 (Inception) through December 31, 1995.
     On March 15, 1996, the Company entered into an agreement with Netscape whereby the Company was designated as one of five "Premier Providers." Under the terms of the agreement, the Company is required to make payments of up to $5,000,000 over the course of the agreement's one year term, which began in mid-April 1996. During 1996, $3,500,000 had been paid and recognized as expense under the agreement. The remaining $1,500,000 was paid during January 1997.
     From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks and other intellectual property rights. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's financial position or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAHOO! INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Yahoo! Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for the year ended December 31, 1996 and the period from March 5, 1995 (Inception) through December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/  Price Waterhouse LLP
------------------------------
San Jose, California
January 14, 1997

CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS                  CORPORATE HEADQUARTERS
Timothy Koogle                                    Yahoo! Inc.
President and Chief Executive Officer             3400 Central Expressway, Suite 201
                                                  Santa Clara, California  95051-0703
Jerry Yang
Co-founder, Chief Yahoo and Director              INDEPENDENT ACCOUNTANTS
                                                  Price Waterhouse LLP
David Filo                                        San Jose, California
Co-founder and Chief Yahoo
                                                  LEGAL COUNSEL
Jeff Mallett                                      Venture Law Group
Senior Vice President, Business Operations        Menlo Park, California

Gary Valenzuela                                   TRANSFER AGENT
Senior Vice President, Finance and                First National Bank of Boston
Administration, Chief Financial Officer           c/o Boston EquiServe Limited Partnership
                                                  P.O. Box 8040
Farzad Nazem                                      Boston, Massachusetts  02266-8040
Senior Vice President, Product
Development and Site Operations                   FORM 10-K
                                                  A copy of the Yahoo! Inc. Form 10-K
Anil Singh                                        as filed with the Securities and Exchange
Vice President, Advertising Sales                 Commission is available at biz.yahoo.com/
                                                  profiles/yhoo.html or request a copy by
Eric Hippeau                                      mail without charge by contacting:
Director (1); Chairman and CEO,
Ziff-Davis Publishing Company                     Investor Relations
                                                  Yahoo! Inc.
Arthur Kern                                       3400 Central Expressway, Suite 201
Director (1)(2); Chairman and CEO,                Santa Clara, California  95051
American Media                                    (408) 731-3382
                                                  investor_relations@yahoo.com
Michael Moritz
Director (1)(2); General Partner,                 ANNUAL MEETING
Sequoia Capital                                   The annual meeting of shareholders will
                                                  be April 30, 1997 at 2:00 pm at the Guild
(1) MEMBER OF THE COMPENSATION COMMITTEE          Theatre, located at 949 El Camino Real,
(2) MEMBER OF THE AUDIT COMMITTEE                 Menlo Park, California

ALL TRADEMARKS ARE THE PROPERTIES OF THEIR        DESIGN & PRODUCTION: Hausman Design,
RESPECTIVE OWNERS                                 Palo Alto, CA, www.hausmandesign.com

STOCK INFORMATION
Yahoo! Inc. Common Stock is quoted on the         The Company had 472 shareholders of record as of
NASDAQ National Market System under the           December 31, 1996. The Company has not declared
symbol YHOO.  The following table sets forth      or paid any cash dividends on its Common Stock and
the range of high and low closing sales prices    presently intends to retain its future earnings, if any,
for the quarters indicated:                       to fund the development and growth of its business
                                                  and, therefore, does not anticipate paying any cash
                                                  dividends in the foreseeable future.

1996                  High          Low
                    --------     --------
Second Quarter      $  33.00     $  18.25
Third Quarter       $  24.00     $  15.75
Fourth Quarter      $  22.63     $  17.00


38