Form 10-K405, Exhibit 13
period 1997-12-31
YAHOO INC
filed 1998-03-12
CIK 1011006

                                              EXHIBIT 13.1

PORTIONS OF THE 1997 ANNUAL REPORT TO SHAREHOLDERS


SELECTED FINANCIAL DATA

                                                                                       Year Ended December 31,
                                                                         --------------------------------------------------
                                                                              1997                1996              1995
                                                                         -------------       -------------     ------------
STATEMENTS OF OPERATIONS DATA:
         Net revenues                                                    $  67,411,000       $  19,697,000     $  1,410,000
         Gross profit                                                       58,039,000          16,381,000        1,212,000
         Sales and marketing expenses                                       43,930,000          15,106,000          815,000
         Product development expenses                                       11,138,000           5,150,000          303,000
         General and administrative expenses                                 6,472,000           4,878,000          972,000
         Other - non-recurring costs                                        25,095,000                   -                -
         Net loss                                                         (22,887,000)         (4,285,000)        (799,000)
         Basic and diluted net loss per share                                  $(0.53)             $(0.11)          $(0.03)
         Shares used in computing basic and diluted net loss per share      43,583,000          39,256,000       27,307,000

         Pro forma net income (unaudited)(1)                                $2,208,000
         Pro forma diluted net income per share (unaudited)(1)                   $0.04

                                                                                               December 31,
                                                                         --------------------------------------------------
                                                                              1997                1996              1995
                                                                         -------------       -------------     ------------

BALANCE SHEETS DATA:

         Cash, cash equivalents, and short and long-term
               investments in marketable securities                      $ 107,012,000       $ 103,984,000     $  5,927,000
         Working capital                                                    83,733,000          91,449,000        5,841,000
         Total assets                                                      141,884,000         112,968,000        7,037,000
         Shareholders' equity                                            $ 117,712,000       $ 104,205,000     $  6,105,000



Note:  The selected financial data for the three years ended December 31, 1997 has been restated to reflect the acquisition of Four11 Corporation which was accounted for as a pooling of interests.

  (1)  Pro forma net income and diluted net income per share exclude the effects of other non-recurring costs of $21,245,000 related to the Yahoo! Marketplace restructuring incurred during the quarter ended June 30, 1997 and $3,850,000 incurred in connection with the acquisition of Four 11 Corporation during the quarter ended December 31, 1997.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

EXCEPT FOR HISTORICAL INFORMATION, THE DISCUSSION IN THIS REPORT (INCLUDING, WITHOUT LIMITATION, THE DISCUSSION UNDER THE HEADING "RESULTS OF OPERATIONS") CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AND THE RISKS DISCUSSED UNDER THE CAPTION, "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997 (A COPY OF WHICH IS AVAILABLE AT WWW.SEC.GOV OR UPON REQUEST FROM THE COMPANY).

OVERVIEW

Yahoo! Inc. (the "Company") is a global Internet media company that offers a network of branded World Wide Web (the "Web") programming that serves millions of users daily. As the first online navigational guide to the Web, WWW.YAHOO.COM is the single largest guide in terms of traffic, advertising, household and business user reach, and is one of the most recognized brands associated with the Internet. Yahoo! Inc. provides targeted Internet resources and communications services for a broad range of audiences, based on demographic, key-subject and geographic interests. The Company was incorporated in California on March 5, 1995 and commenced operations on that date. In August 1995, the Company commenced selling advertisements on its Web pages and recognized its initial revenues. In April 1996, the Company completed its initial public offering.

     The Company's revenues are derived principally from the sale of banner advertisements on short-term contracts. The Company's standard rates for advertising currently range from approximately $0.02 per impression for general rotation to approximately $0.08 per impression for highly targeted audiences and properties. To date, the duration of the Company's advertising commitments has ranged from one week to two years. During 1997, the Company also began selling a combination of sponsorship and banner advertising contracts. In general, these sponsorship advertising contracts have longer terms than standard banner advertising contracts (ranging from three months to two years) and also involve more integration with Yahoo! services, such as the placement of buttons which provide users with direct links to the advertiser's Web site. Advertising revenues on both banner and sponsorship contracts are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. The Company also earns additional revenue on sponsorship contracts for fees relating to the design, coordination, and integration of the customer's content and links into Yahoo! online properties. These fees are recognized as revenue once the related activities have been performed and the customer's web links are available on Yahoo! online properties. A number of the Company's agreements provide that Yahoo! receive revenues from electronic commerce transactions. These revenues are recognized by the Company upon notification from the advertiser of revenues earned by Yahoo! and, to date, have not been significant.

     During 1997, the Company entered into certain agreements with Netscape Communications Corporation ("Netscape") under which the Company has developed and operates an Internet information navigation service called "Netscape Guide by Yahoo!" (the "Guide"), and was designated as a "Premier Provider" of domestic and international search and navigational services within the Netscape Web site. The Co-Marketing agreement provides that revenue from advertising on the Guide, which is managed by the Company, is to be shared between the Company and Netscape. Under the terms of the Trademark License agreement, the Company made a one-time non-refundable trademark license fee payment of $5,000,000 in March 1997, which is being amortized over the initial two-year term, which commenced in May 1997. Under the terms of the Co-Marketing agreement as amended in June 1997, the Company also provided Netscape with a minimum of up to $4,660,000 in guarantees against shared advertising revenues in the first year of the agreement, subject in the first year to a minimum level of gross revenue being met, and up to a minimum of $15,000,000 in the second year of the agreement, subject in the second year to certain minimum levels of impressions being reached on the Guide. Actual payments will relate directly to the overall revenue and impressions recognized from the Guide. Under the terms of the Premier Provider agreements, the Company is required to make minimum payments in cash of $6,100,000 and is obligated to provide $1,600,000 in the Company's advertising services in return for certain minimum guaranteed exposures over the course of the one-year term of the agreements. To the extent that the minimum guaranteed exposures are exceeded, the Company is obligated to remit to Netscape additional payments.

     In August 1996, the Company entered into agreements with Visa International Service Association ("VISA") and another party (together, the "Visa Group") to establish a limited liability company, Yahoo! Marketplace L.L.C., to develop and operate a navigational service focused on information and resources for the purchase of consumer products and services over the Internet. During July 1997, prior to the completion of significant business activities and public launch of the property, the Company and VISA entered into an agreement under which the Visa Group released the Company from certain obligations and claims. In connection with this agreement, Yahoo! issued 699,481 shares of Yahoo! Common Stock to the Visa Group, for which the Company recorded a one-time, non-cash, pre-tax charge of $21,245,000 in the second quarter ended June 30, 1997.

     During July 1997, GTE New Media Services Incorporated ("GTE New Media"), an affiliate of GTE, filed suit in Dallas, Texas against Netscape and the Company, in which GTE New Media made a number of claims relating to the inclusion of certain Yellow Pages hypertext links in the Netscape Guide by Yahoo!, an online navigational property operated by the Company under an agreement with Netscape. In this lawsuit, GTE New Media has alleged, among other things, that by including such links to the Yellow Pages service operated by several Regional Bell Operating Companies (the "RBOCs") within the Guide, the Company has tortiously interfered with an alleged contractual relationship between GTE New Media and Netscape relating to placement of links by Netscape for a Yellow Pages service operated by GTE New Media. GTE New Media seeks injunctive relief as well as actual and punitive damages. In October 1997,

GTE New Media brought suit in the U.S. District Court for the District of Columbia, against the RBOCs, Netscape, and the Company, in which GTE New Media has alleged, among other things, that the alleged exclusion of the GTE New Media Yellow Pages from the Netscape Guide Yellow Pages service violates federal antitrust laws, and GTE New Media seeks injunctive relief and damages (trebled under federal antitrust laws) from such alleged actions. The Company believes that the claims against the Company in these lawsuits are without merit and intends to contest them vigorously. Although the Company cannot predict with certainty the outcome of these lawsuits or the expenses that may be incurred in defending the lawsuits, the Company does not believe that the result in the lawsuits will have a material adverse effect on the Company's financial position or results of operations.

     On October 20, 1997, the Company completed the acquisition of Four11 Corporation, a privately-held online communications and Internet directory company. Under the terms of the acquisition, which was accounted for as a pooling of interests, the Company exchanged 1,505,720 shares of Yahoo! Common Stock for all of Four11's outstanding shares and assumed 148,336 options and warrants to purchase Yahoo! Common Stock. During the quarter ended December 31, 1997, the Company recorded a one-time charge of $3,850,000 for the acquisition. These costs consisted of investment banking fees, legal and accounting fees, redundancy costs, and certain other expenses directly related to the acquisition. The consolidated financial statements for the three years ended December 31, 1997 and the accompanying notes reflect the Company's financial position and the results of operations as if Four11 was a wholly-owned subsidiary of the Company since inception.

CERTAIN RISK FACTORS

Yahoo! has a limited operating history upon which an evaluation of the Company can be based, and its prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services, including the Web-based advertising market. Specifically, such risks include, without limitation, the failure to continue to develop and extend the "Yahoo!" brand, the failure to develop new media properties, the inability of the Company to maintain and increase the levels of traffic on Yahoo! properties, the development or acquisition of equal or superior services or products by competitors, the failure of the market to adopt the Web as an advertising medium, the failure to successfully sell Web-based advertising through the Company's recently developed internal sales force, potential reductions in market prices for Web-based advertising as a result of competition or other factors, the failure of the Company to effectively generate commerce-related revenues through sponsored services and placements in Yahoo! properties, the inability of the Company to effectively integrate the technology and operations or any other acquired businesses or technologies with its operations, such as the recent acquisition of Four11 Corporation, the failure of the Company to successfully develop and offer personalized Web-based services, such as e-mail services, to consumers without errors or interruptions in service, and the inability to continue to identify, attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks.

     As of December 31, 1997, the Company had an accumulated deficit of $27,971,000. The limited operating history of the Company and the uncertain nature of the markets addressed by the Company make the prediction of future results of operations difficult or impossible and, therefore, the recent revenue growth experienced by the Company should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. The Company believes that period-to-period comparisons of its operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. The Company currently expects to continue to significantly increase its operating expenses to expand its sales and marketing operations, to continue to develop and extend the "Yahoo!" brand, to fund greater levels of product development, to develop and commercialize additional media properties, and to acquire complementary businesses and technologies. The Company derives the majority of its revenues from the sale of advertisements under short-term contracts, which are difficult to forecast accurately. The Company's expense levels are based in part on its expectations concerning future revenue and, to a large extent, are fixed. The Company also has fixed expenses in the form of advertising revenue guarantees of up to $18,500,000 over the next 15 months relating to the Netscape Guide By Yahoo!, which subject the Company to additional risk in the event that advertising revenues from this property are not sufficient to offset guaranteed payments and related operating expenses. Quarterly revenues and operating results depend substantially upon the advertising revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of advertising or sponsorship contracts could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to the Company's expectations would have an immediate adverse effect on the Company's business, operating results, and financial condition. In addition, the Company plans to continue to significantly increase its operating expenses to expand its sales and marketing operations, to continue to develop and extend the "Yahoo!" brand, to fund greater levels of product development, and to develop and commercialize additional media properties.
To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results, and financial condition will be materially and adversely affected. As a result of these factors, there can be no assurance that the Company will not incur significant losses on a quarterly and annual basis in the future.

     The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the level of usage of the Internet, demand for Internet advertising, the addition or loss of advertisers, the level of user traffic on Yahoo! and the Company's other online media properties, the advertising budgeting cycles of individual advertisers, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products or services by the Company or its competitors, pricing changes for Web-based advertising, the timing of initial set-up, engineering or development fees that may be paid in connection with larger advertising and distribution arrangements, technical difficulties with respect to the use of Yahoo! or other media properties developed by the Company, incurrence of costs relating to future acquisitions, general economic conditions, and economic conditions specific to the Internet and online media. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions, or business combinations that could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company also has experienced, and expects to continue to experience, seasonality in its business, with user traffic on Yahoo! and the Company's other online media properties being lower during the summer and year-end vacation and holiday periods, when usage of the Web and the Company's services typically experience slower growth or decline. Additionally, seasonality may also affect the amount of customer advertising dollars placed with the Company in the first and third calendar quarters as advertisers historically spend less during these quarters.

     A key element of the Company's strategy is to generate additional advertising revenues through sponsored services and placements by third parties in Yahoo! online properties in addition to banner advertising. In connection with these arrangements, the Company may receive sponsorship fees as well as a portion of transaction revenues received by the third-party sponsor from users originated through the Yahoo! placement, in return for minimum levels of user impressions to be provided by the Company. To the extent implemented, these arrangements expose the Company to potentially significant financial risks, including the risk that the Company fails to deliver required minimum levels of user impressions and that third party sponsors do not renew the agreements at the end of their term. In addition, because the Company has limited experience with these arrangements, the Company is unable to determine what effect such arrangements will have on gross margins and results of operations. Although transaction-based fees have not to date represented a significant portion of the Company's net revenues, if and to the extent such revenues become significant, the foregoing factors could result in greater variations in the Company's quarterly operating results and could have a material adverse effect on the Company's business, results of operations, and financial condition.

     The market for Internet products and services is highly competitive and competition is expected to continue to increase significantly. In addition, the Company expects the market for Web-based advertising, to the extent it continues to develop, to be intensely competitive. There are no substantial barriers to entry in these markets, and the Company expects that competition will continue to intensify. Although the Company currently believes that the diverse segments of the Internet market will provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments, including well-established companies such as Microsoft. The Company competes with many other providers of online navigation, information and community services. The Company also competes with online services and other Web site operators, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. The Company believes that the number of companies selling Web-based advertising and the available inventory of advertising space have increased substantially during recent periods. Accordingly, the Company may face increased pricing pressure for the sale of advertisements. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, operating results, and financial condition.

     Due to all of the foregoing factors, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such an event, the trading price of the Company's Common Stock would likely be materially and adversely affected.

RESULTS OF OPERATIONS

NET REVENUES.  Net revenues were $67,411,000, $19,697,000, and $1,410,000 for the years ended December 31, 1997, 1996, and 1995, respectively. The increases from year to year are due primarily to the increasing number of advertisers purchasing space on Yahoo! and the Company's other online media properties. Approximately 2,600 customers advertised on Yahoo! and the Company's other online media properties during 1997 as compared to approximately 700 in 1996. Additionally, the Company began selling sponsorship contracts during 1997 which also contributed to the increase in net revenues. International revenues have accounted for less than 10% of net revenues in the years ended December 31, 1997, 1996, and 1995. Barter transactions have also accounted for less than 10% of net revenues in the years ended December 31, 1997, 1996, and 1995. There can be no assurance that customers will continue to purchase advertising on the Company's Web pages or that market prices for Web-based advertising will not decrease due to competitive or other factors.

COST OF REVENUES. Cost of revenues consists of the expenses associated with the production and usage of Yahoo! and the Company's other online media properties. These costs primarily consist of fees paid to third parties for content included on the Company's properties, Internet connection charges, equipment depreciation, and compensation. Cost of revenues were $9,372,000 for the year ended December 31, 1997, or 14% of net revenues as compared to $3,316,000, or 17% of net revenues and $198,000, or 14% of net revenues for the years ended December 31, 1996 and 1995, respectively. The absolute dollar increases in cost of revenues from year to year are primarily attributable to an increase in the quantity of content available on Yahoo! and the Company's other online media properties, and the increased usage of these properties. The Company anticipates that its content and Internet connection expenses will increase with the quantity and quality of content available on Yahoo! and the Company's other online media properties, and increased usage of these properties. As measured in page views (defined as electronic page displays), the Company delivered an average of approximately 65 million page views per day in December 1997 compared with an average of approximately 20 million page views per day in December 1996 and an average of approximately 6 million page views per day in February 1996. Yahoo! Japan, an unconsolidated joint venture of the Company which began operations in April 1996, is included in these page views figures and accounted for an average of approximately 5 million per day in December 1997 and an average of approximately 1.4 million per day in December 1996. The Company anticipates that its content and Internet connection expenses will continue to increase in absolute dollars for the foreseeable future. The Company currently anticipates 1998 cost of revenues to be in the range of 12% to 16% of revenues.

SALES AND MARKETING. Sales and marketing expenses were $43,930,000 for the year ended December 31, 1997, or 65% of net revenues. For the years ended December 31, 1996 and 1995, sales and marketing expenses were $15,106,000 and $815,000, or 77% and 58% of net revenues, respectively. Sales and marketing expenses consist primarily of advertising and other marketing related expenses (which include Netscape Premier Provider costs), compensation, sales commissions, and travel costs. The year-to-year increases in absolute dollars are primarily attributable to increases in compensation expense associated with an increase in sales and marketing personnel related to the addition of a direct sales force which the Company began building in the fourth quarter of 1996; an increase in advertising costs associated with the Company's aggressive brand building strategy; an increase in the total costs incurred from the Netscape search programs; the addition of and growth in the various international subsidiaries including France, Germany, and the United Kingdom during 1996 and Singapore, Australia, Korea, Sweden, Denmark, and Norway during 1997; and an increase in sales commissions associated with the increase in revenues. The Company anticipates that sales and marketing expenses in absolute dollars will increase in future periods as it continues to pursue an aggressive brand building strategy and continues to build its direct sales organization. As a percentage of net revenues, the Company currently anticipates that sales and marketing expenses will approximate 60% in the first quarter of 1998 and will trend lower over the remainder of 1998.

PRODUCT DEVELOPMENT. Product development expenses were $11,138,000, or 17% of net revenues for the year ended December 31, 1997 compared to $5,150,000 and $303,000, or 26% and 21% of net revenues for the years ended December 31, 1996 and 1995, respectively. Product development expenses consist primarily of employee compensation relating to developing and enhancing the features and functionality of Yahoo! and the Company's other online media properties. The year-to-year increases in absolute dollars are primarily attributable to increases in the number of engineers that develop and enhance Yahoo! and the Company's other online media properties. To date, all internal product development costs have been expensed as incurred. Acquired technology for which technological feasibility has been established, including the technology purchased in the Company's 1997 acquisition of NetControls for $1,400,000, is capitalized and amortized over its useful life. The Company believes that significant investments in product development are required to remain competitive. As a consequence, the Company intends to incur increased product development expenditures in absolute dollars in future periods. As a percentage of net revenues, the Company currently anticipates that product development expenses will approximate current levels during 1998.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $6,472,000, or 10% of net revenues for the year ended December 31, 1997 compared to $4,878,000 and $972,000, or 25% and 69% of net revenues for the years ended December 31, 1996 and 1995, respectively. General and administrative expenses consist primarily of compensation and fees for professional services. The year-to-year increases in absolute dollars are primarily attributable to increases in staffing and usage of professional services. The Company believes that the absolute dollar level of general and administrative expenses will increase in future periods, as a result of increased staffing and fees for professional services. As a percentage of net revenues, the Company currently anticipates that general and administrative expenses will approximate current levels in the first half of 1998 and may decrease slightly during the second half of 1998.

OTHER -- NON-RECURRING COSTS. During July 1997, the Company and VISA entered into an agreement under which the Visa Group released the Company from certain obligations and claims. In connection with this agreement, Yahoo! issued 699,481 shares of Yahoo! Common Stock to the Visa Group, for which the Company recorded a one-time, non-cash, pre-tax charge of $21,245,000 in the second quarter ended June 30, 1997. In conjunction with the October 1997 acquisition of Four11 Corporation, the Company recorded a one-time charge of $3,850,000 which consisted of investment banking fees, legal and accounting fees, redundancy costs, and certain other expenses directly related to the acquisition.

INVESTMENT INCOME, NET. Investment income, net of investment expense, was $4,982,000 for the year ended December 31, 1997 as compared to $3,928,000 for the year ended December 31, 1996. The increase of $1,054,000 from 1996 to 1997 is primarily attributable to a higher average investment balance as a result of private and public offering proceeds received during March and April of 1996. Investment income in future periods may fluctuate as a result of fluctuations in average cash balances maintained by the Company and changes in the market rates of its investments.

MINORITY INTERESTS IN OPERATIONS OF CONSOLIDATED SUBSIDIARIES. Minority interests in operations of consolidated subsidiaries were $727,000 and $540,000 for the years ended December 31, 1997 and 1996, respectively. The increase from 1996 to 1997 is primarily attributable to the staggered launch dates of the joint ventures. Yahoo! Europe operations began during the third quarter of 1996 and Yahoo! Korea operations started in the third quarter of 1997 and both subsidiaries are still in the early stages of development. The Company expects that minority interests in operations of consolidated subsidiaries in the aggregate will continue to fluctuate in future periods as a function of the results from consolidated subsidiaries. When, and if, the consolidated subsidiaries become profitable, the minority interests elimination on the statement of operations will have an adverse effect on the Company's net results.

INCOME TAXES. No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1997. At December 31, 1997, the Company had approximately $54,200,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards will expire beginning in 2010. Additionally, the Company has approximately $26,200,000 of California net operating loss carryforwards for tax reporting purposes which will expire beginning in 2003. Deferred tax assets and related valuation allowances totaled $27,198,000 of which approximately $18,600,000 relate to certain U.S. operating loss carryforwards resulting from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision. The Company currently expects its combined federal and state income tax rate to increase to approximately 20% for 1998. This estimate is based on current tax law and current estimate of earnings, and is subject to change.

NET LOSS. The Company recorded net losses of $22,887,000, $4,285,000, and $799,000, or $0.53, $0.11, and $0.03 per share for the years ended
December 31, 1997, 1996, and 1995, respectively. Excluding the effect of the one-time, non-cash, pre-tax charge of $21,245,000 recorded during the second quarter of 1997 for the restructuring of the Yahoo! Marketplace agreements with the Visa Group and the one-time charge of $3,850,000 recorded during the fourth quarter of 1997 for costs incurred for the acquisition of Four11, the Company earned $2,208,000.

LIQUIDITY AND CAPITAL RESOURCES

Yahoo! invests predominantly in instruments that are highly liquid, of quality investment grade, and predominantly have maturities of less than one year with the intent to make such funds readily available for operating purposes. At December 31, 1997, the Company had cash and cash equivalents and investments in marketable securities totaling $107,012,000 compared to $103,984,000 at December 31, 1996. For the year ended December 31, 1997, cash provided by operating activities was $3,123,000 compared to cash used for operating activities of $1,280,000 and $696,000 for the years ended December 31, 1996 and 1995, respectively.

     Capital expenditures for the years ended December 31, 1997, 1996, and 1995 totaled $6,580,000, $3,077,000, and $192,000, respectively, and are expected to continue to increase in future periods as a result of the Company's growth. Capital expenditures have generally been comprised of purchases of computer hardware and software as well as furniture and leasehold improvements related to leased facilities.

     For the year ended December 31, 1997, cash provided by financing activities of $8,514,000 was primarily due to proceeds of $6,409,000 from the issuance of Common Stock under the Company's stock option and employee stock purchase plans. Additionally, proceeds of $999,000 were received from minority investors in consolidated joint ventures. For the year ended December 31, 1996, cash provided by financing activities of $103,206,000 was primarily due to the March 1996 issuance of 5,100,000 shares of Mandatorily Redeemable Convertible Series C Preferred Stock for aggregate proceeds of $63,750,000, the April 1996 initial public offering of 4,485,000 shares of Common Stock for net proceeds of $35,106,000, and other issuances of Common Stock. Additionally, proceeds of $1,050,000 were received from minority investors in consolidated joint ventures. For the year ended December 31, 1995, cash provided by financing activities of $6,815,000 was primarily due to proceeds of $6,004,000 from the issuance of Convertible Preferred Stock.

     The Company currently has no material commitments other than those under the Netscape Co-Marketing agreement, the Netscape Premier Provider agreements, and operating lease agreements. Under the terms of the amended Co-Marketing agreement, the Company has remaining fixed expenses in the form of advertising revenue guarantees of up to $3,500,000 over the next three months, subject to a minimum level of gross revenue being met during the first year of the agreement, and up to $15,000,000 in the second year, subject to certain minimum levels of advertising impressions being reached on the Guide. Under the terms of the Premier Provider agreements, the Company has minimum expense obligations of $2,917,000 at December 31, 1997, of which $550,000 is to be paid for with the Company's advertising services. The Company has experienced a substantial increase in its capital expenditures and operating lease arrangements since its inception, which is consistent with increased staffing, and anticipates that this will continue in the future. Additionally, the Company will continue to evaluate possible acquisitions of, or investments in businesses, products, and technologies that are complementary to those of the Company, which may require the use of cash. Management believes existing cash and investments will be sufficient to meet the Company's operating requirements for at least the next twelve months; however, the Company may sell additional equity or debt securities or obtain credit facilities. The sale of additional securities could result in additional dilution to the Company's shareholders.

                          CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                    -----------------------------
                                                         1997             1996
                                                    ------------     ------------
ASSETS
Current assets:
   Cash and cash equivalents                        $ 62,538,000     $ 33,547,000
   Short-term investments in marketable
     securities                                       27,772,000       60,689,000
   Accounts receivable, net of allowance
     of $2,598,000 and $665,000                       10,986,000        5,082,000
   Prepaid expenses                                    5,893,000          384,000
                                                    ------------     ------------
     Total current assets                            107,189,000       99,702,000
                                                    ------------     ------------
Long-term investments in marketable
   securities                                         16,702,000        9,748,000
Property and equipment, net                            7,035,000        2,789,000
Investment in Yahoo! Japan                             2,828,000          729,000
Other assets                                           8,130,000                -
                                                    ------------     ------------
                                                    $141,884,000     $112,968,000
                                                    ------------     ------------
                                                    ------------     ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                 $  4,711,000     $  1,106,000
   Accrued expenses and other current
     liabilities                                      12,481,000        4,718,000
   Deferred revenue                                    4,852,000        1,347,000
   Due to related parties                              1,412,000        1,082,000
                                                    ------------     ------------
     Total current liabilities                        23,456,000        8,253,000
                                                    ------------     ------------

Commitments and contingencies (Notes 8 and 9)
Minority interests in consolidated subsidiaries          716,000          510,000

Shareholders' equity:
   Preferred Stock, $0.001 par value; 10,000,000
     shares authorized; none issued                            -                -
   Common Stock, $0.00067 par value; 225,000,000
     shares authorized; 45,012,624 and 41,298,067
     issued and outstanding                               20,000           18,000
   Additional paid-in capital                        146,106,000      109,334,000
   Accumulated deficit                               (27,971,000)      (5,084,000)
   Cumulative translation adjustment                    (443,000)         (63,000)
                                                    ------------     ------------
     Total shareholders' equity                      117,712,000      104,205,000
                                                    ------------     ------------
                                                    $141,884,000     $112,968,000
                                                    ------------     ------------
                                                    ------------     ------------


The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                Year Ended December 31,
                                                      ---------------------------------------------
                                                          1997             1996            1995
                                                      ------------     ------------     -----------
Net revenues                                          $ 67,411,000     $ 19,697,000     $ 1,410,000
Cost of revenues                                         9,372,000        3,316,000         198,000
                                                      ------------     ------------     -----------
   Gross profit                                         58,039,000       16,381,000       1,212,000
                                                      ------------     ------------     -----------

Operating expenses:
   Sales and marketing                                  43,930,000       15,106,000         815,000
   Product development                                  11,138,000        5,150,000         303,000
   General and administrative                            6,472,000        4,878,000         972,000
   Other - non-recurring costs                          25,095,000                -               -
                                                      ------------     ------------     -----------
     Total operating expenses                           86,635,000       25,134,000       2,090,000
                                                      ------------     ------------     -----------

Loss from operations                                   (28,596,000)      (8,753,000)       (878,000)
Investment income, net                                   4,982,000        3,928,000          79,000
Minority interests in operations
   of consolidated subsidiaries                            727,000          540,000               -
                                                      ------------     ------------     -----------
Net loss                                              $(22,887,000)    $ (4,285,000)    $  (799,000)
                                                      ------------     ------------     -----------
                                                      ------------     ------------     -----------

Basic and diluted net loss per share                  $      (0.53)    $      (0.11)    $     (0.03)
                                                      ------------     ------------     -----------
                                                      ------------     ------------     -----------
Shares used in computing basic and diluted
   net loss per share                                   43,583,000       39,256,000      27,307,000
                                                      ------------     ------------     -----------
                                                      ------------     ------------     -----------


The accompanying notes are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 Convertible
                                               Preferred Stock               Common Stock
                                             ---------------------        -------------------
                                             Shares         Amount        Shares      Amount
                                             ------------------------------------------------
Issuance of Common Stock in connection
   with the formation of the Company                   -   $      -     15,579,530    $ 1,000
Issuance of Series A and B
   Convertible Preferred Stock at
   $0.20 and $1.97 per share, respectively     7,738,072      8,000              -          -
Issuance of Common Stock for
   employee stock plans and other                      -          -        783,866          -
Net loss                                               -          -              -          -
                                             -----------   --------     ----------    -------
Balance at December 31, 1995                   7,738,072      8,000     16,363,396      1,000

Issuance of Mandatorily
   Redeemable Convertible
   Series C Preferred Stock at
   $12.50 per share                            5,100,000      5,000              -          -
Sale of Common Stock, net of
   issuance costs of $1,192,000                        -          -      4,485,000      3,000
Conversion of Convertible Preferred
   Stock to Common Stock                     (12,838,072)   (13,000)    19,257,108     13,000
Issuance of Common Stock,
   net of issuance costs                               -          -        447,997          -
Issuance of Common Stock
   pursuant to exercise of options                     -          -        744,566      1,000
Compensation expense on
   option grants                                       -          -              -          -
Net loss                                               -          -              -          -
Foreign currency translation adjustment                -          -              -          -
                                             -----------   --------     ----------    -------
Balance at December 31, 1996                           -          -     41,298,067     18,000
Issuance of Common Stock pursuant
   to exercise of warrants                             -          -        348,159          -
Issuance of Common Stock for
   acquisitions and investments                        -          -        115,246          -
Issuance of Common Stock pursuant
   to Visa Group Agreement                             -          -        699,481      1,000
Issuance of Common Stock for
   employee stock plans                                -          -      2,551,671      1,000
Write-up of investment in
   Yahoo! Japan                                        -          -              -          -
Compensation expense on
   option grants                                       -          -              -          -
Net loss                                               -          -              -          -
Foreign currency
   translation adjustment                              -          -              -          -
                                             -----------   --------     ----------    -------
Balance at December 31, 1997                           -   $      -     45,012,624    $20,000
                                             -----------   --------     ----------    -------
                                             -----------   --------     ----------    -------


                                              Additional                          Cumulative
                                               Paid-in           Accumulated      Translation
                                               Capital             Deficit         Adjustment      Total
                                             ---------------------------------------------------------------
Issuance of Common Stock in connection
   with the formation of the Company         $      2,000        $          -     $       -     $      3,000
Issuance of Series A and B
   Convertible Preferred Stock at
   $0.20 and $1.97 per share, respectively      5,996,000                   -             -        6,004,000
Issuance of Common Stock for
   employee stock plans and other                 897,000                   -             -          897,000
Net loss                                                -            (799,000)            -         (799,000)
                                             ------------        ------------     ---------     ------------
Balance at December 31, 1995                    6,895,000            (799,000)            -        6,105,000

Issuance of Mandatorily
   Redeemable Convertible
   Series C Preferred Stock at
   $12.50 per share                            63,745,000                   -             -       63,750,000
Sale of Common Stock, net of
   issuance costs of $1,192,000                35,103,000                   -             -       35,106,000
Conversion of Convertible Preferred
   Stock to Common Stock                                -                   -             -                -
Issuance of Common Stock,
   net of issuance costs                        3,418,000                   -             -        3,418,000
Issuance of Common Stock
   pursuant to exercise of options                  9,000                   -             -           10,000
Compensation expense on
   option grants                                  164,000                   -             -          164,000
Net loss                                                -          (4,285,000)            -       (4,285,000)
Foreign currency translation adjustment                 -                   -       (63,000)         (63,000)
                                             ------------        ------------     ---------     ------------
Balance at December 31, 1996                  109,334,000          (5,084,000)      (63,000)     104,205,000
Issuance of Common Stock pursuant
   to exercise of warrants                              -                   -             -                -
Issuance of Common Stock for
   acquisitions and investments                 6,400,000                   -             -        6,400,000
Issuance of Common Stock pursuant
   to Visa Group Agreement                     21,049,000                   -             -       21,050,000
Issuance of Common Stock for
   employee stock plans                         6,408,000                   -             -        6,409,000
Write-up of investment in
   Yahoo! Japan                                 1,700,000                   -             -        1,700,000
Compensation expense on
   option grants                                1,215,000                   -             -        1,215,000
Net loss                                                -         (22,887,000)            -      (22,887,000)
Foreign currency
   translation adjustment                               -                   -      (380,000)        (380,000)
                                             ------------        ------------     ---------     ------------
Balance at December 31, 1997                 $146,106,000        $(27,971,000)    $(443,000)    $117,712,000
                                             ------------        ------------     ---------     ------------
                                             ------------        ------------     ---------     ------------


The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year Ended December 31,
                                                                --------------------------------------------
                                                                    1997             1996            1995
                                                                ------------     ------------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                     $(22,887,000)    $ (4,285,000)    $ (799,000)
   Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                 2,554,000          552,000        145,000
     Compensation expense on stock option grants                   1,215,000          164,000              -
     Minority interests in operations
       of consolidated subsidiaries                                 (727,000)        (540,000)             -
     Income from investment in Yahoo! Japan                         (100,000)               -              -
     Non-cash charge                                              21,245,000                -              -
     Changes in assets and liabilities:
       Accounts receivable, net                                   (5,904,000)      (4,254,000)      (828,000)
       Prepaid expenses                                           (5,959,000)        (366,000)       (18,000)
       Accounts payable                                            2,499,000        1,043,000         63,000
       Accrued expenses and other current liabilities              7,352,000        4,290,000        428,000
       Deferred revenue                                            3,505,000        1,168,000        179,000
       Due to related parties                                        330,000          948,000        134,000
                                                                ------------     ------------     ----------
Net cash provided by (used in) operating activities                3,123,000       (1,280,000)      (696,000)
                                                                ------------     ------------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of property and equipment                          (6,580,000)      (3,077,000)      (192,000)
   Purchases of investments in marketable securities             (58,753,000)    (113,285,000)      (392,000)
   Proceeds from sales and maturities of investments
     in marketable securities                                     84,716,000       43,240,000              -
   Investment in AudioNet                                         (1,350,000)               -              -
   Investment in Yahoo! Japan                                       (299,000)        (729,000)             -
                                                                ------------     ------------     ----------
Net cash provided by (used in) investing activities               17,734,000      (73,851,000)      (584,000)
                                                                ------------     ------------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of Common Stock, net                     6,409,000       38,534,000        820,000
   Proceeds from issuance of Convertible Preferred Stock                   -       63,750,000      6,004,000
   Proceeds from minority investors                                  999,000        1,050,000              -
   Other                                                           1,106,000         (128,000)        (9,000)
                                                                ------------     ------------     ----------
Net cash provided by financing activities                          8,514,000      103,206,000      6,815,000
                                                                ------------     ------------     ----------

Effect of exchange rate changes on cash
   and cash equivalents                                             (380,000)         (63,000)             -
                                                                ------------     ------------     ----------
Net change in cash and cash equivalents                           28,991,000       28,012,000      5,535,000
Cash and cash equivalents at beginning of period                  33,547,000        5,535,000              -
                                                                ------------     ------------     ----------
Cash and cash equivalents at end of period                      $ 62,538,000     $ 33,547,000     $5,535,000
                                                                ------------     ------------     ----------
                                                                ------------     ------------     ----------


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY. Yahoo! Inc. (the "Company") is a global Internet media company that offers a network of branded World Wide Web (the "Web") programming that serves millions of users daily. Yahoo! Inc. provides targeted Internet resources and communications services for a broad range of audiences, based on demographic, key-subject and geographic interests. The Company was incorporated in California on March 5, 1995 and commenced operations on that date. The Company conducts its business within one industry segment.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Yahoo! Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The equity and net loss attributable to the minority shareholder interests which related to the Company's subsidiaries, are shown separately in the consolidated balance sheets and consolidated statements of operations, respectively. Losses in excess of the minority interest equity would be charged against the Company. Investments in entities owned 20% or more but less than majority owned and not otherwise controlled by the Company are accounted for under the equity method.

RECLASSIFICATIONS. Certain prior years' balances have been reclassified to conform with the current year's presentation.

REVENUE RECOGNITION. The Company's revenues are derived principally from the sale of banner advertisements on short-term contracts. The Company's standard rates for advertising currently range from approximately $0.02 per impression for general rotation to approximately $0.08 per impression for highly targeted audiences and properties. To date, the duration of the Company's advertising commitments has ranged from one week to two years. During 1997, the Company also began selling a combination of sponsorship and banner advertising contracts. In general, these sponsorship advertising contracts have longer terms than standard banner advertising contracts (ranging from three months to two years) and also involve more integration with Yahoo! services, such as the placement of buttons which provide users with direct links to the advertiser's Web site. Advertising revenues on both banner and sponsorship contracts are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. The Company also earns additional revenue on sponsorship contracts for fees relating to the design, coordination, and integration of the customer's content and links into Yahoo! online properties. These fees are recognized as revenue once the related activities have been performed and the customer's web links are available on Yahoo! online properties. A number of the Company's agreements provide that Yahoo! receive revenues from electronic commerce transactions. These revenues are recognized by the Company upon notification from the advertiser of revenues earned by Yahoo! and, to date, have not been significant.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed in Yahoo! properties. Barter transactions are recorded at the lower of estimated fair value of the goods or services received or the estimated fair value of the advertisements given. To date, barter transactions have been less than 10% of net revenues. During 1997, no one customer accounted for more than 10% of net revenues. During 1996, SOFTBANK, a 31% shareholder of the Company at December 31, 1997, and its related companies accounted for approximately 12% of net revenues. During 1995, another company accounted for approximately 11% of net revenues. Deferred revenue is primarily comprised of billings in excess of recognized revenue relating to advertising contracts and payments received pursuant to sponsorship advertising agreements in advance of revenue recognition.

PRODUCT DEVELOPMENT. Costs incurred in the classification and organization of listings within Yahoo! properties and the development of new products and enhancements to existing products are charged to expense as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

ADVERTISING COSTS. Advertising production costs are recorded as expense the first time an advertisement appears. All other advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $10,168,000 for 1997, $3,939,000 for 1996, and $130,000 for 1995.

ACQUISITION OF FOUR11 CORPORATION. On October 20, 1997, the Company consummated an Agreement and Plan of Reorganization with Four11 Corporation ("Four11"), a privately-held company, upon which Four11's shareholders exchanged all of their shares on an as-if-converted basis for shares of the Company's Common Stock in a business combination which was accounted for as a pooling of interests. The consolidated financial statements for the three years ended December 31, 1997 and the accompanying notes reflect the Company's financial position and the results of operations as if Four11 was a wholly-owned subsidiary of the Company since inception. As separate companies, Yahoo! accounted for net revenues of $40,355,000 for the nine months ended September 30, 1997, and $19,073,000 and $1,363,000 for the years ended December 31, 1996 and 1995, respectively, and Four11 accounted for net revenues of $1,951,000 for the nine months ended September 30, 1997, and $624,000 and $47,000 for the years ended December 31, 1996 and 1995, respectively. During the fourth quarter of 1997, combined Yahoo!-Four11 net revenues were $25,105,000. Yahoo! accounted for net losses of $18,697,000 for the nine months ended September 30, 1997, and $2,334,000 and $634,000 for the years ended December 31, 1996 and 1995, respectively, and Four11 accounted for net losses of $2,914,000 for the nine months ended September 30, 1997, and $1,951,000 and $165,000 for the years ended December 31, 1996 and 1995, respectively. During the fourth quarter of 1997, the combined Yahoo!-Four11 net loss was $1,276,000.

BENEFIT PLAN. The Company maintains a 401(k) Profit Sharing Plan (the "Plan") for its full-time employees. Each participant in the Plan may elect to contribute from 1% to 17% of his or her annual compensation to the Plan. The Company matches employee contributions at a rate of 25%. Employee contributions are fully vested, whereas vesting in matching Company contributions occurs at a rate of 33.3% per year of employment. During 1997 and 1996, the Company's contributions amounted to $263,000 and $81,000, respectively, all of which was expensed.

CASH, CASH EQUIVALENTS, SHORT AND LONG-TERM INVESTMENTS. The Company invests its excess cash in debt instruments of the U.S. Government and its agencies, and in high-quality corporate issuers. All highly liquid instruments with an original maturity of three months or less are considered cash equivalents, those with original maturities greater than three months and current maturities less than twelve months from the balance sheet date are considered short-term investments, and those with maturities greater than twelve months from the balance sheet date are considered long-term investments.

     At December 31, 1997 and 1996, short and long-term investments in marketable securities were classified as available-for-sale and consisted of 81% and 64% corporate debt securities, 8% and 26% debt securities of the U.S. Government and its agencies, 4% and 0% municipal debt securities, and 7% and 10% foreign debt securities, respectively. All long-term investments in marketable securities mature within two years. At December 31, 1997, the fair value of the investments approximated cost. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date.

     At December 31, 1997, the Company had equity interests in privately-held, information technology companies totaling $6,450,000. These investments are included in other long-term assets and are accounted for under the cost method. The Company purchased these investments at or near December 31, 1997, therefore, their carrying values approximate fair values. For these non-quoted investments, the Company's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, short and long-term investments, and accounts receivable. Substantially all of the Company's cash, cash equivalents, short and long-term investments are managed by three financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses; historically, such losses have been immaterial and within management's expectations. At December 31, 1997 and 1996, no one customer accounted for 10% or more of the accounts receivable balance. At December 31, 1995, two customers accounted for a total of 21% of the accounts receivable balance.

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

STOCK-BASED COMPENSATION. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

FOREIGN CURRENCY AND INTERNATIONAL OPERATIONS. The functional currency of the Company's subsidiaries in the United Kingdom, Germany, France, Sweden, Denmark, Norway, Australia, Singapore, and Korea is the local currency. The financial statements of these subsidiaries are translated to United States dollars using year-end rates of exchange for assets and liabilities, and average rates for the year for revenues, costs, and expenses. Translation losses, which are deferred and accumulated as a component of shareholders' equity, were $380,000 and $63,000 for the years ended December 31, 1997 and 1996, respectively. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during the periods presented. International revenues have accounted for less than 10% of net revenues in the years ended December 31, 1997, 1996, and 1995. International assets were not significant at December 31, 1997 or 1996.

BASIC AND DILUTED NET LOSS PER SHARE. The Company adopted SFAS 128, "Earnings per Share" during the year ended December 31, 1997 and retroactively restated all prior periods. As a result of adopting SFAS 128, the net loss per share of $0.02 reported for the year ended December 31, 1995 increased to a basic and diluted net loss of $0.03. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

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

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains/losses on available-for-sale securities.
The disclosure prescribed by SFAS 130 must be made beginning with the first quarter of 1998. Additionally in June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has not yet determined the impact, if any, of adopting this new standard. The disclosures prescribed by SFAS 131 will be effective for the year ending December 31, 1998 consolidated financial statements.

NOTE 2  BALANCE SHEET COMPONENTS

                                                                          December 31,
                                                              ---------------------------------
                                                                    1997                1996
                                                              ---------------------------------
Property and equipment:
   Computers and equipment                                   $    6,815,000       $   2,228,000
   Furniture and fixtures                                         2,316,000             888,000
   Leasehold improvements                                           855,000             290,000
                                                              -------------        ------------
                                                                  9,986,000           3,406,000

   Less: accumulated depreciation                               (2,951,000)           (617,000)
                                                              -------------        ------------
                                                             $    7,035,000       $   2,789,000
                                                              -------------        ------------
                                                              -------------        ------------
Other Assets:

   Investment in Geocities                                   $    5,100,000       $           -
   Investment in AudioNet                                         1,350,000                   -
   Other                                                          1,680,000                   -
                                                              -------------        ------------
                                                             $    8,130,000       $           -
                                                              -------------        ------------
                                                              -------------        ------------
Accrued expenses and other current liabilities:
   Accrued vacation, wages, and other employee benefits      $    2,838,000       $   1,069,000
   Accrued content and connect costs                              2,909,000             754,000
   Accrued sales and marketing related                            2,144,000             250,000
   Accrued professional service expenses                          1,730,000             801,000
   Other                                                          2,860,000           1,844,000
                                                              -------------        ------------
                                                             $   12,481,000       $   4,718,000
                                                              -------------        ------------
                                                              -------------        ------------


NOTE 3  RELATED PARTY TRANSACTIONS

During 1997 and 1996, the Company recognized net revenues of approximately $3,120,000 and $2,381,000, respectively, on advertising contracts and publication, development, and licensing arrangements with SOFTBANK and its related companies, a holder of approximately 31% of the Company's Common Stock at December 31, 1997. Prices on these contracts were comparable to those given to other major customers of the Company. Additionally, three SOFTBANK-related companies provided Internet access and sales and marketing-related services for fees of approximately $3,190,000, $2,300,000, and $177,000 during 1997, 1996, and 1995, respectively. Sequoia Capital, a holder of approximately 9% of the Company's Common Stock at December 31, 1997, was also an investor in one of these SOFTBANK-related companies. The amount due for these services totaled approximately $1,046,000 and $896,000 at December 31, 1997 and 1996, respectively.

NOTE 4  ACQUISITIONS AND INVESTMENTS

ACQUISITION OF NETCONTROLS. On July 31, 1997, the Company entered into a stock purchase agreement to acquire all of the outstanding capital stock of NetControls, Inc. for 37,167 shares of the Company's Common Stock. The acquisition was recorded as a purchase for accounting purposes and the majority of the purchase price of approximately $1,400,000 will be amortized over the three year estimated useful life of the technology acquired. Upon acquisition, the historical financial results of NetControls, Inc. were de minimis.

ACQUISITION OF FOUR11. On October 20, 1997, the Company completed the acquisition of Four11 Corporation, a privately-held online communications and Internet directory company. Under the terms of the acquisition, which was accounted for as a pooling of interests, the Company exchanged 1,505,720 shares of Yahoo! Common Stock for all of Four11's outstanding shares and assumed 148,336 options and warrants to purchase Yahoo! Common Stock. All outstanding Four11 preferred shares were converted into Four11 common stock immediately prior to the acquisition. During the quarter ended December 31, 1997, the Company recorded a one-time charge of $3,850,000 for acquisition-related costs. These costs consisted of investment banking fees, legal and accounting fees, redundancy costs, and certain other expenses directly related to the acquisition.

INVESTMENT IN AUDIONET. On December 30, 1997, the Company invested $1,350,000 in cash for a less than 20% equity position in AudioNet, Inc., a provider of Internet broadcasting services. The Company purchased 79,618 shares of AudioNet common stock for a total of $750,000 and a warrant to purchase 159,236 shares of AudioNet common stock at an exercise price of $9.42 per share for $600,000. The investment is being accounted for under the cost method.

INVESTMENT IN GEOCITIES. On December 31, 1997, the Company issued 78,079 shares of Yahoo! Common Stock for a less than 20% equity position in GeoCities, a provider of free personal Web pages. In return, the Company received 336,684 shares of GeoCities Series E preferred stock. The investment, aggregating $5,100,000, is being accounted for under the cost method.

NOTE 5  JOINT VENTURES

YAHOO! JAPAN. During April 1996, the Company signed a joint venture agreement with SOFTBANK, a holder of approximately 31% of the Company's Common Stock at December 31, 1997, whereby Yahoo! Japan Corporation was formed to establish and manage in Japan a Japanese version of the Yahoo! Internet Guide, develop related Japanese online navigational services, and conduct other related business. The Company's ownership interest in the joint venture upon inception was 40%. At December 31, 1996, the Company's investment in the joint venture was $729,000. In September 1997, the Company invested an additional $299,000 in the joint venture. During November 1997, Yahoo! Japan Corporation completed its initial public offering, issuing 975 previously unissued shares and raising total proceeds of approximately $5,500,000. Accordingly, the Company increased its investment by $1,700,000, recorded as additional paid-in capital, to reflect the increase in the Company's share of Yahoo! Japan Corporation's net assets. The investment is being accounted for using the equity method. At December 31, 1997, the fair value of the Company's 34% ownership in Yahoo! Japan, based on the quoted trading price, was approximately $53,000,000.

YAHOO! EUROPE. On November 1, 1996, the Company signed a joint venture agreement with a subsidiary of SOFTBANK, a holder of approximately 31% of the Company's Common Stock at December 31, 1997, whereby separate companies were formed in Germany, the United Kingdom, and France ("Yahoo! Europe") to establish and manage versions of the Yahoo! Internet Guide for Germany, the United Kingdom, and France, develop related online navigational services, and conduct other related business. The parties agreed to invest a total of up to $4,000,000 in proportion to their respective equity interests, and had invested $2,000,000 as of December 31, 1996 and the entire $4,000,000 as of December 31, 1997. The Company has a majority share of approximately 70% in each of the Yahoo! Europe entities, and therefore, has consolidated their financial results. During 1997 and 1996, Yahoo! Europe incurred losses from operations of $1,807,000 and $842,000, respectively. SOFTBANK's interest in the net assets of Yahoo! Europe at December 31, 1997 and 1996, as represented by the minority interest on the balance sheet, was $405,000 and $347,000, respectively.

YAHOO! KOREA. During August 1997, the Company signed a joint venture agreement with SOFTBANK and other SOFTBANK affiliate companies whereby Yahoo! Korea was formed to develop and operate a Korean version of the Yahoo! Internet Guide, develop related Korean online navigational services, and conduct other related business. The parties have invested a total of $999,000 in proportion to their respective equity interests. The Company has a majority share of approximately 60% in the joint venture, and therefore, has consolidated the financial results, which were insignificant for the year ended December 31, 1997.

YAHOO! MARKETPLACE. On August 26, 1996, the Company entered into agreements with Visa International Service Association ("VISA") and another party (together, the "Visa Group") to establish a limited liability company, Yahoo! Marketplace L.L.C., to develop and operate a navigational service focused on information and resources for the purchase of consumer products and services over the Internet. As of December 31, 1996, the parties had invested a total of $1,000,000. At December 31, 1996, the Company owned approximately 55% of the equity interest in Yahoo! Marketplace. Yahoo! Marketplace incurred start-up losses of $246,000 in 1997 and $637,000 in 1996. In connection with this agreement, the Company issued to the Visa Group for a purchase price of $50,000, a warrant to purchase 525,000 shares of the Company's Common Stock at an exercise price of $8.33 per share, which warrant was exercisable during a two year period commencing in March 1997. In April 1997, the Visa Group net exercised the warrant. During July 1997, prior to the completion of significant business activities and public launch of the property, the Company and VISA entered into an agreement under which the Visa Group released the Company from certain obligations and claims. In connection with this agreement, the Company issued 699,481 shares of Yahoo! Common Stock to the Visa Group, for which the Company recorded a one-time, non-cash, pre-tax charge of $21,245,000 in the second quarter ended June 30, 1997.

NOTE 6  SHAREHOLDERS' EQUITY

STOCK SPLIT. During July 1997, the Company's Board of Directors approved a three-for-two Common Stock split. Shareholders of record on August 11, 1997 (the record date) received one additional share for every two shares held on that date. All references to the number of shares of Common Stock, weighted average common shares, and per share amounts have been retroactively restated in the accompanying consolidated financial statements to reflect the effect of the three-for-two split.

COMMON STOCK. On April 11, 1996, the Company completed its initial public offering of 4,485,000 shares of its Common Stock. Net proceeds to the Company aggregated approximately $35,106,000. As of the closing date of the offering, all of the Convertible Preferred Stock and Mandatorily Redeemable Convertible Preferred Stock outstanding was converted into an aggregate of 19,257,108 shares of Common Stock. The Company has the right to repurchase, at the original issue price, a declining percentage of certain of the common shares issued to employees under restricted stock agreements. The Company's repurchase right lapses over four years based on the length of the employees' continual employment with the Company. At December 31, 1997, 3,125,000 shares of Common Stock were subject to repurchase by the Company.

STOCK OPTION PLANS. As of December 31, 1997, the Company had four stock-based compensation plans which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans and complies with the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation."

     The 1995 Stock Plan (the "Stock Plan") and the 1995 Four11 Stock Option Plan (the "Four11 Plan") allow for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to purchase a maximum of 19,830,332 shares of the Company's Common Stock. Under the Stock Plan and the Four11 Plan, incentive stock options may be granted to employees, directors, and officers of the Company and non-qualified stock options and stock purchase rights may be granted to consultants, employees, directors, and officers of the Company. Options granted under the Stock Plan and the Four11 Plan are for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant as determined by the Board of

DIRECTORS. Options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant as determined by the Board of Directors. Options granted under the Stock Plan and the Four11 Plan generally vest 25% after the first year of service and ratably each month over the remaining thirty-six month period. Options issued under the Four11 Plan may be exercised prior to vesting and are subject to repurchase in the event of a voluntary termination, at the original purchase price. At December 31, 1997, 30,749 shares were subject to repurchase under the provisions of the Four11 Plan

    The 1996 Directors' Stock Option Plan (the "Directors' Plan") provides for the issuance of up to 300,000 non-statutory stock options to non-employee directors of the Company. Each person who becomes a non-employee director of the Company after the date of the Company's initial public offering will automatically be granted a non-statutory option (the "First Option") to purchase 60,000 shares of Common Stock upon the date on which such person first becomes a director. Thereafter, each director of the Company will be granted an annual option (the "Annual Option") to purchase 7,500 shares of Common Stock. Options under the Directors' Plan will be granted at the fair market value of the stock on the date of grant as determined by the Board of Directors and will vest in equal monthly installments over four years, in the case of the First Option, or at the end of four years in the case of the Annual Option.

Activity under the Company's stock option plans is summarized as follows:

                                             Available               Options          Weighted Average
                                             for Grant              Outstanding        Price per Share
                                           --------------          -------------     -----------------
Shares reserved                                 7,830,332
Options granted                               (5,260,626)              5,260,626       $          0.02
Options exercised                                       -              (284,100)                  0.01
                                           --------------          -------------     -----------------
Balance at December 31, 1995                   2,569,706              4,976,526                   0.02

Additional shares reserved                     4,800,000
Options granted                               (5,707,385)             5,707,385                   6.71
Options canceled                                 461,328              (461,328)                   6.64
Options exercised                                      -              (744,566)                   0.01
                                           --------------          -------------     -----------------
Balance at December 31, 1996                   2,123,649              9,478,017                   3.73

Additional shares reserved                     7,500,000
Options granted                              (4,604,075)              4,604,075                  37.45
Options canceled                                  88,913               (88,913)                   9.18
Options exercised                                      -            (2,417,456)                   2.09
                                           --------------          -------------     -----------------
Balance at December 31, 1997                   5,108,487            11,575,723         $         17.38
                                           --------------          -------------     -----------------
                                           --------------          -------------     -----------------

    The following table summarizes information about fixed stock options outstanding as of December 31, 1997:

                        Options Outstanding                                   Options Exercisable
------------------------------------------------------------------        ---------------------------
                                          Weighted
                                           Average       Weighted                            Weighted
   Range of                               Remaining      Average                             Average
   Exercise          Number              Contractual     Exercise            Number          Exercise
    Prices         Outstanding          Life in Years     Price            Exercisable        Price
--------------   -------------         --------------   ----------         -----------      ---------
$0.01 - $0.01       2,496,770                7.6         $    0.01             744,314       $   0.01
$0.13 - $0.22         361,352                8.0         $    0.14              98,561       $   0.16
$0.67 - $1.00         954,757                8.2         $    0.79             284,718       $   0.78
$2.33 - $4.00         313,424                8.2         $    3.43              77,753       $   3.57
$4.67 - $6.67       1,229,040                8.2         $    5.56             326,156       $   5.18
$11.33 - $13.92     2,151,934                8.8         $   12.46             442,289       $  12.35
$17.75 - $26.50     1,335,751                9.4         $   22.61                   -       $      -
$32.33 - $43.13       628,375                9.7         $   38.82                   -       $      -
$46.00 - $55.75     2,104,320                9.9         $   52.75                   -       $      -
                -------------                                              -----------
                   11,575,723                                                1,973,791
                -------------                                              -----------
                -------------                                              -----------

    Options to purchase 830,040 and 101,250 shares were vested at December 31, 1996 and 1995, respectively.

    During the period from January 1996 through April 1996, the Company granted options to purchase an aggregate of 3,450,702 shares of Common Stock at exercise prices ranging from $0.13 to $6.67 per share. Based in part on an independent appraisal obtained by the Company's Board of Directors, $625,000 of compensation expense relating to certain options is to be recognized over the four-year vesting periods of the options, of which, $156,000 was recognized in both 1997 and 1996. During 1995, the Company granted options to purchase 441,600 shares of Common Stock to consultants in exchange for services at an exercise price of $0.01 per share. The Company recorded expense totaling $75,000 related to these options based on the estimated fair value of the services received. Pursuant to the acquisition of Four11, the Company will record $2,168,000 of compensation expense related to certain stock options issued below fair market value between August 1996 and September 1997, of which the Company recorded $1,059,000 and $8,000 during the years ended December 31, 1997 and 1996, respectively. The remaining $1,101,000 will be recognized over the remainder of the four-year vesting periods of the options.

EMPLOYEE STOCK PURCHASE PLAN. Effective March 6, 1996, the Company's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 450,000 shares of Common Stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Common Stock on every December 31st and June 30th. The price of the Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each six month offering period or the specified purchase date. During 1997, 134,215 shares were purchased at prices of $7.37 to $19.30 per share. There were no shares issued under the Purchase Plan during 1996. At December 31, 1997, 315,785 shares were available under the Purchase Plan for future issuance.

STOCK COMPENSATION. The Company accounts for stock-based compensation in accordance with the provisions of APB 25. Had compensation expense been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's net loss would have been $29,268,000, $5,131,000, and $801,000, and basic and diluted loss per share would have been $0.67, $0.13, and $0.03 for the years ended December 31, 1997, 1996, and 1995, respectively. Prior to the Company's initial public offering, the fair value of each option grant was determined on the date of grant using the minimum value method. Subsequent to the offering, the fair value was determined using the Black-Scholes model. The weighted average fair market value of an option granted during 1997, 1996, and 1995 was $17.34, $3.16, and $0.01, respectively. Except for the volatility assumption which was only used under the Black-Scholes model, the following range of assumptions was used to perform the calculations: expected life of 36 months in 1997 and 30 months in 1996 and 1995; interest rate ranges of 5.6% to 6.6% during 1997, 5.1% to 6.5% during 1996, and 5.3% to 6.0% during 1995; volatility of 59% in 1997, 53% in 1996, and it was not applicable in 1995; and no dividend yield for the three years ended December 31, 1997. Because additional stock options are expected to be granted each year, the above pro forma disclosures are not representative of pro forma effects on reported financial results for future years.

NOTE 7  INCOME TAXES

No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1997. The following table sets forth the primary components of deferred tax assets:

                                                         December 31,
                                               ---------------------------------
                                                  1997        1996        1995
                                               -----------  ----------  --------
Net operating loss and credit carryforwards    $23,966,000  $3,421,000  $144,000
Nondeductible reserves and expenses              3,232,000   1,382,000   134,000
Other                                                    -      86,000         -
                                              ------------ ----------- ---------
Gross deferred tax assets                       27,198,000   4,889,000   278,000
Valuation allowance                           (27,198,000) (4,889,000) (278,000)
                                              ------------ ----------- ---------
                                               $        -   $       -   $      -
                                              ------------ ----------- ---------
                                              ------------ ----------- ---------

At December 31, 1997, 1996, and 1995, the Company fully reserved its deferred tax assets. The Company believes sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance is required. Deferred tax assets and related valuation allowances of approximately $18,600,000 relate to certain U.S. operating loss carryforwards resulting from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision. Additionally, deferred tax assets of $900,000 relate to operating loss carryforwards in various foreign jurisdictions. Certain of these carryforwards will expire if not utilized. At December 31, 1997, the Company had approximately $54,200,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards will expire beginning in 2010. Additionally, the Company has approximately $26,200,000 of California net operating loss carryforwards for tax reporting purposes which will expire beginning in 2003.

NOTE 8  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES. During September 1997, the Company entered into a non-cancelable operating sublease agreement which will provide the Company with additional office space at its existing Santa Clara, California location. Additionally during 1997, the Company entered into various other non-cancelable operating lease agreements for its sales offices throughout the U.S. and its international subsidiaries. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more are $1,659,000 in 1998, $2,155,000 in 1999, $2,187,000 in 2000, $2,151,000 in
2001, $2,136,000 in 2002, and $2,463,000 thereafter. Total minimum rental payments aggregate $12,751,000. Rent expense under operating leases totaled $1,225,000, $436,000, and $32,000 during 1997, 1996, and 1995, respectively.

NETSCAPE GUIDE BY YAHOO!. During March 1997, the Company entered into certain agreements with Netscape Communications Corporation ("Netscape") under which the Company has developed and operates an Internet information navigation service called "Netscape Guide by Yahoo!" (the "Guide"). The Co-Marketing agreement provides that revenue from advertising on the Guide, which is managed by the Company, is to be shared between the Company and Netscape. Under the terms of the Trademark License agreement, the Company made a one-time non-refundable trademark license fee payment of $5,000,000 in March 1997 which is being amortized over the initial two-year term, which commenced in May 1997. Under the terms of the Co-Marketing agreement as amended in June 1997, the Company also provided Netscape with a minimum of up to $4,660,000 in guarantees against shared advertising revenues in the first year of the agreement, subject in the first year to a minimum level of gross revenue being met, and up to a minimum of $15,000,000 in the second year of the agreement, subject in the second year to certain minimum levels of impressions being reached on the Guide. Actual payments will relate directly to the overall revenue and impressions recognized from the Guide. As of December 31, 1997, $1,160,000 of shared advertising revenues had been paid to Netscape under this agreement.

NETSCAPE PREMIER PROVIDER. Also during March 1997, the Company entered into an agreement with Netscape whereby it was designated as one of four "Premier Providers" of domestic navigational services within the Netscape Web site. Under the terms of the agreement, the Company is required to make minimum payments of $3,200,000 in cash and is obligated to provide $1,500,000 in the Company's advertising services in return for certain minimum guaranteed exposures over the course of the one-year term of the agreement, which commenced in May 1997. The minimum payments are amortized over the term of the agreement. As of December 31, 1997, the Company had paid $2,456,000 in cash under the terms of the agreement. Expenses incurred to date as of December 31, 1997 under the agreement were approximately $4,600,000. To the extent that the minimum guaranteed exposures are exceeded, the Company is obligated to remit to Netscape additional payments.

    During June 1997, the Company entered into certain agreements with Netscape whereby it was designated as a Premier Provider of international search and navigational guide services for the Netscape Net Search program. Under the terms of the agreements, the Company will provide services in 12 countries, including Australia, Denmark, France, Germany, Italy, Japan, Korea, The Netherlands, Portugal, Spain, Sweden, and the United Kingdom. Under the terms of the agreements, the Company made a cash payment of $2,900,000 in July 1997 and is obligated to provide $100,000 in the Company's advertising services in return for certain minimum guaranteed exposures over the course of the one-year term of the agreements, which commenced in July 1997. The Company amortizes the total cost of these agreements over their one-year term.

NOTE 9  LITIGATION

In July 1997, GTE New Media Services Incorporated ("GTE New Media"), an affiliate of GTE, filed suit in Dallas, Texas against Netscape and the Company, in which GTE New Media made a number of claims relating to the inclusion of certain Yellow Pages hypertext links in the Netscape Guide by Yahoo!, an online navigational property operated by the Company under an agreement with Netscape. In this lawsuit, GTE New Media has alleged, among other things, that by including such links to the Yellow Pages service operated by several Regional Bell Operating Companies (the "RBOCs") within the Guide, the Company has tortiously interfered with an alleged contractual relationship between GTE New Media and Netscape relating to placement of links by Netscape for a Yellow Pages service operated by GTE New Media. GTE New Media seeks injunctive relief as well as actual and punitive damages. In October 1997, GTE New Media brought suit in the U.S. District Court for the District of Columbia, against the RBOCs, Netscape, and the Company, in which GTE New Media has alleged, among other things, that the alleged exclusion of the GTE New Media Yellow Pages from the Netscape Guide Yellow Pages service violates federal antitrust laws, and GTE New Media seeks injunctive relief and damages (trebled under federal antitrust laws) from such alleged actions.
 The Company believes that the claims against the Company in these lawsuits are without merit and intends to contest them vigorously. Although the Company cannot predict with certainty the outcome of these lawsuits or the expenses that may be incurred in defending the lawsuits, the Company does not believe that the result in the lawsuits will have a material adverse effect on the Company's financial position or results of operations. From time to time the Company is subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks and other intellectual property rights. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's financial position or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAHOO! INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Yahoo! Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996, and 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

San Jose, California
January 9, 1998

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                         QUARTER ENDED
                                                     -------------------------------------------------------------------------
                                                         MARCH 31            JUNE 30          SEPTEMBER 30        DECEMBER 31
                                                     ---------------     ---------------    ---------------     --------------
1997
Net revenues                                         $    10,065,000     $    14,107,000    $    18,134,000     $   25,105,000
Gross profit                                               8,628,000          11,789,000         15,746,000         21,876,000
Net income (loss)                                          (740,000)        (21,552,000)            681,000        (1,276,000)
Basic and diluted net income (loss) per share        $        (0.02)     $        (0.50)    $          0.01     $       (0.03)
Pro forma net income (loss)(1)                                                 (307,000)                             2,574,000
Pro forma diluted net income (loss) per share (1)                        $        (0.01)                        $         0.05

1996
Net revenues                                         $    1,770,000      $    3,358,000     $    5,626,000      $    8,943,000
Gross profit                                              1,584,000           2,806,000          4,539,000           7,452,000
Net loss                                                  (181,000)         (1,720,000)        (1,718,000)           (666,000)
Basic and diluted net loss per share                        $(0.01)      $       (0.04)     $       (0.04)      $       (0.02)

Note: The quarterly financial data for the quarters presented above has been restated to reflect the acquisition of Four11 Corporation which was accounted for as a pooling of interests.

 (1) Pro forma net income and diluted net income per share exclude the effects of other non-recurring costs of $21,245,000 related to the Yahoo! Marketplace restructuring incurred during the quarter ended June 30, 1997 and $3,850,000 incurred in connection with the acquisition of Four11 Corporation during the quarter ended December 31, 1997.

                          CORPORATE INFORMATION

CORPORATE EXECUTIVE
OFFICERS AND DIRECTORS

TIMOTHY KOOGLE
President and Chief
Executive Officer and Director

JERRY YANG
Chief Yahoo and Director

DAVID FILO
Chief Yahoo

JEFF MALLETT
Chief Operating Officer

GARY VALENZUELA
Sr. Vice President,
Finance and Administration,
Chief Financial Officer

FARZAD NAZEM
Sr. Vice President,
Product Development,                            EXECUTIVE OFFICERS
Chief Technology Officer
                                                Timothy Brady
JAMES NELSON                                    Vice President, Production
Vice President, Finance
                                                KAREN EDWARDS
JOHN PLACE                                      Vice President, Brand Marketing
General Counsel and Secretary
                                                Heather Killen
ANIL SINGH                                      Vice President, International
Vice President, Advertising Sales
                                                GEOFF RALSTON
ERIC HIPPEAU                                    Vice President, Development
Director (1)                                    and Communications

ARTHUR KERN                                     ELLEN SIMINOFF
Director (1)(2)                                 Vice President, Strategic
                                                Development
MICHAEL MORITZ
Director (1)(2)                                 SRINIJA SRINIVASAN
                                                Vice President, Editor-in-Chief

                                                WENDY YANOWITCH
                                                Vice President, Operations
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

CORPORATE HEADQUARTERS                                                                  ANNUAL SHAREHOLDERS MEETING
Yahoo! Inc.                                         Yahoo! Korea                        The annual meeting of shareholders
3420 Central Expressway                             4 Naengchun-dong, Seodaemun-ku,     will be April 17, 1998 at 10am at Yahoo!
Santa Clara, CA  95051-0703                         Seoul, Korea                        Corporate Headquarters.

WORLD YAHOO!S                                       YAHOO! UK & IRELAND                 STOCK INFORMATION
                                                    80/81 St. Martin's Lane
YAHOO! AUSTRALIA & NEW ZEALAND                      London WC2N 4AA                     Yahoo! Inc. Common Stock is quoted on
Suite 10, 177-199 Pacific Highway,                                                      the NASDAQ National Market System
North Sydney, NSW 2060, Australia                   INDEPENDENT ACCOUNTANTS             under the symbol YHOO.  The table
                                                    Price Waterhouse LLP                below sets forth the range of high and
YAHOO! CANADA                                       San Jose, California                low closing sales prices for the quarters
Suite 400,                                                                              indicated. *
156 Front St. West
Toronto M5J 2L6 Canada                              LEGAL COUNSEL                       All stock prices have been adjusted for
                                                    Venture Law Group                   the 3-for-2 stock split which was com-
YAHOO! DANMARK                                      Menlo Park, California              pleted on September 2, 1997.
YAHOO! NORGE
YAHOO! SVERIGE                                                                          The Company had approximately 750
Artillerigatan 36 114 45,                           TRANSFER AGENT                      shareholders of record as of December
Stockholm, Sweden                                                                       31, 1997.  The Company has not declared
                                                    Boston EquiServe                    or paid any cash dividends on its Common
YAHOO! DEUTSCHLAND                                  P.O. Box 8040                       Stock and presently intends to retain its
Riesstrasse 25, Haus C, 80992                       Boston, MA  02266-8040              future earnings, if any, to fund the devel-
Munchen, Germany                                                                        opment and growth of its business and,
                                                    FORM 10-K                           therefore, does not anticipate paying any
YAHOO! FRANCE                                                                           cash dividends in the foreseeable future.
14 Place Marie-Jeanne Bassot, 92593                 A copy of the Yahoo! Inc. Form 10-K
Levallois-Perret Cedex, France                      as filed with the Securities and
                                                    Exchange Commission is available       *COMMON STOCK
YAHOO! IN ASIA                                      without charge at WWW.SEC.GOV or by                        1996
703 Winning House                                   request by contacting:                                  High    Low
10-16 Cochrane Street                                                                                      --------------
Central                                                                                    First Quarter
Hong Kong                                           Yahoo! Investor Relations              Second Quarter  $22.00  $12.17
                                                    3420 Central Expressway                Third Quarter   $16.00  $10.50
                                                    Santa Clara, California 95051-0703     Fourth Quarter  $15.08  $11.33
YAHOO! JAPAN
24-1 Nihonbashi-Hakozaki Cho                        A copy of this annual report can be
Chuo-Ku, Tokyo 103                                  found online at:                                           1997
Japan                                               HTTP://WWW.YAHOO.COM/INFO/INVESTOR/                     High    Low
                                                                                                           --------------
                                                                                           First Quarter   $24.29  $11.67
                                                                                           Second Quarter  $26.17  $18.29
                                                                                           Third Quarter   $55.38  $22.33
                                                                                           Fourth Quarter  $71.00  $38.00

-C- 1998 Yahoo! Inc. All rights reserved. Yahoo! and the Yahoo! logo are registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.